Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, November 6, 2020

To the Board of Directors and Shareholders of

Latam Airlines Group S.A.

We have reviewed the accompanying interim consolidated statement of financial position of Latam Airlines Group S.A. and subsidiaries as of September 30, 2020, the related interim consolidated statements of income by function, comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019 and the related cash flows and changes in equity for the nine-month periods then ended.

Management’s responsibility for the consolidated interim financial statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial information in accordance with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Auditor’s responsibilities

Our responsibility is to perform our review in accordance with the Chilean auditing standards applicable for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial information, for them to be in conformity with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards.

Santiago, November 6, 2020

Latam Airlines Group S.A.

2

Emphasis of matter – Going Concern

The accompanying interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2 to the interim consolidated financial statements, the Company’s operations have been impacted by the COVID-19 pandemic and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s assessment of the conditions, including its plans regarding this matter are also described in Note 2. The interim consolidated financial statements do not include any adjustments that could result from the resolution of this uncertainty. Our conclusion is not modified as a result of this matter.

Emphasis of matter – Voluntary reorganization and restructuring of their debt

As indicated in Notes 2 to the interim consolidated financial statements, on May 26, 2020 and July 9, 2020, the Parent Company and some of its subsidiaries availed themselves of voluntary protection under the financial reorganization process of Chapter 11 of the United States of America. Our conclusion is not modified as a result of this matter.

Other matters

On March 3, 2020 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2019 and 2018 of Latam Airlines Group S.A. and its subsidiaries, which includes the statement of financial position as of December 31, 2019 as presented in the accompanying consolidated interim financial statements, and corresponding notes.

Digitally signed by Renzo Piero Corona Spedaliere RUT: 6.373.028-9. The digital certificate is embedded in the electronic version of this document.

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		September 30,	December 31,
	Note	2020	2019
		ThUS$	ThUS$
Cash and cash equivalents		Unaudited

Cash and cash equivalents	6 - 7	853,468	1,072,579
Other financial assets	7 - 11	78,234	499,504
Other non-financial assets	12	181,323	313,449
Trade and other accounts receivable	7 - 8	433,993	1,244,348
Accounts receivable from related entities	7 - 9	581	19,645
Inventories	10	313,930	354,232
Current tax assets	18	55,584	29,321

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		1,917,113	3,533,078

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	1,099	485,150

Total current assets		1,918,212	4,018,228

Non-current assets

Other financial assets	7 - 11	42,576	46,907
Other non-financial assets	12	124,199	204,928
Accounts receivable	7 - 8	4,556	4,725
Intangible assets other than goodwill	15 - 16	964,575	1,448,241
Goodwill	16	-	2,209,576
Property, plant and equipment	17	11,594,725	12,919,618
Deferred tax assets	18	314,047	235,583
Total non-current assets		13,044,678	17,069,578
Total assets		14,962,890	21,087,806

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		September 30,	December 31,
	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
LIABILITIES

Current liabilities

Other financial liabilities	7 - 19	2,757,343	1,885,660
Trade and other accounts payables	7 - 20	2,087,043	2,222,874
Accounts payable to related entities	7 - 9	1,116	56
Other provisions	21	23,822	5,206
Current tax liabilities	18	3,351	11,925
Other non-financial liabilities	22	1,920,142	2,835,221
Total current liabilities other than (or disposal groups) classified as held for sale		6,792,817	6,960,942
Total current liabilities		6,792,817	6,960,942
Non-current liabilities
Other financial liabilities	7 - 19	7,239,309	8,530,418
Accounts payable	7 - 24	637,987	619,110
Other provisions	21	506,636	286,403
Deferred tax liabilities	18	371,664	616,803
Employee benefits	23	73,599	93,570
Other non-financial liabilities	22	818,291	851,383
Total non-current liabilities		9,647,486	10,997,687
Total liabilities		16,440,303	17,958,629

EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings/(losses)	25	(3,231,138)	352,272
Treasury Shares	25	(178)	(178)
Other reserves		(1,387,153)	(367,577)
Parent’s ownership interest		(1,472,204)	3,130,782
Non-controlling interest	14	(5,209)	(1,605)
Total equity		(1,477,413)	3,129,177
Total liabilities and equity		14,962,890	21,087,806

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 9 months period ended		For the 3 months period ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
Revenue	26	3,112,765	7,312,402	405,000	2,591,988
Cost of sales		(3,522,771)	(5,884,897)	(798,870)	(1,936,536)
Gross margin		(410,006)	1,427,505	(393,870)	655,452
Other income	28	324,376	247,923	107,932	73,112
Distribution costs		(224,723)	(446,782)	(33,535)	(158,463)
Administrative expenses		(313,486)	(515,435)	(104,359)	(185,800)
Other expenses		(539,689)	(322,004)	(140,828)	(115,412)
Restructuring activities expenses	27	(547,821)	-	(57,629)	-
Other gains/(losses)	27	(1,877,969)	6,969	5,384	5,042
Income/(loss) from operation activities		(3,589,318)	398,176	(616,905)	273,931
Financial income		42,138	16,263	29,097	4,063
Financial costs	27	(370,655)	(426,058)	(114,506)	(145,813)
Foreign exchange gains/(losses)		29,709	(41,834)	(6,877)	(74,788)
Result of indexation units		1,109	(2,479)	(5,711)	(2,573)
Income/(loss) before taxes		(3,887,017)	(55,932)	(714,902)	54,820
Income tax expense/benefit	18	295,784	22,928	141,017	32,202
NET INCOME (LOSS) FOR THE PERIOD		(3,591,233)	(33,004)	(573,885)	87,022
Income (loss) attributable to owners of the parent		(3,583,410)	(36,626)	(573,123)	86,265
Income (loss) attributable to non-controlling interest	14	(7,823)	3,622	(762)	757
Net income (loss) for the period		(3,591,233)	(33,004)	(573,885)	87,022
EARNINGS(LOSS) PER SHARE
Basic earnings/(losses) per share (US$)	30	(5.90924)	(0.06040)	(0.94511)	0.14225
Diluted earnings/(losses) per share (US$)	30	(5.90924)	(0.06040)	(0.94511)	0.14225

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 9 months period ended		For the 3 months period ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
NET INCOME/(LOSS)		(3,591,233)	(33,004)	(573,885)	87,022
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	9,528	(11,108)	18,043	(8,121)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		9,528	(11,108)	18,043	(8,121)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax		(899,466)	(341,762)	(12,885)	(308,354)
Other comprehensive (loss), before taxes, currency translation differences		(899,466)	(341,762)	(12,885)	(308,354)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(120,854)	46,828	(107)	11,625
Other comprehensive income (losses), before taxes, cash flow hedges		(120,854)	46,828	(107)	11,625
Total other comprehensive (loss) that will be reclassified to income before taxes		(1,020,320)	(294,934)	(12,992)	(296,729)
Other components of other comprehensive income (loss), before taxes		(1,010,792)	(306,042)	5,051	(304,850)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(2,688)	2,994	(4,855)	2,188
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income (loss)		(2,688)	2,994	(4,855)	2,188
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		1,244	658	64	491
Income taxes related to components of other comprehensive (loss) will be reclassified to income		1,244	658	64	491
Total Other comprehensive (loss)		(1,012,236)	(302,390)	260	(302,171)
Total comprehensive income (loss)		(4,603,469)	(335,394)	(573,625)	(215,149)
Comprehensive income (loss) attributable to owners of the parent		(4,600,576)	(327,502)	(572,984)	(179,427)
Comprehensive income (loss) attributable to non-controlling interests		(2,893)	(7,892)	(641)	(35,722)
TOTAL COMPREHENSIVE INCOME (LOSS)		(4,603,469)	(335,394)	(573,625)	(215,149)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Change in other reserves
	Note	Share Capital	Treasury Shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(3,583,410)	(3,583,410)	(7,823)	(3,591,233)
Other comprehensive income		-	-	(905,572)	(118,432)	6,838	-	-	(1,017,166)	-	(1,017,166)	4,930	(1,012,236)
Total comprehensive income		-	-	(905,572)	(118,432)	6,838	-	-	(1,017,166)	(3,583,410)	(4,600,576)	(2,893)	(4,603,469)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	1,203	(3,613)	(2,410)	-	(2,410)	(711)	(3,121)
Total transactions with shareholder		-	-	-	-	-	1,203	(3,613)	(2,410)	-	(2,410)	(711)	(3,121)
Closing balance as of September 30, 2020 (Unaudited)		3,146,265	(178)	(3,795,859)	(61,540)	(16,102)	37,492	2,448,856	(1,387,153)	(3,231,138)	(1,472,204)	(5,209)	(1,477,413)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2019		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(36,626)	(36,626)	3,622	(33,004)
Other comprehensive income		-	-	(330,680)	47,917	(8,113)	-		(290,876)	-	(290,876)	(11,514)	(302,390)
Total comprehensive income		-	-	(330,680)	47,917	(8,113)	-	-	(290,876)	(36,626)	(327,502)	(7,892)	(335,394)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,450)	(185,818)	(187,268)	-	(187,268)	(77,237)	(264,505)
Total transactions with shareholders		-	-	-	-	-	(1,450)	(185,818)	(187,268)	-	(187,268)	(77,237)	(264,505)
Closing balance as of September, 2019 (Unaudited)		3,146,265	(178)	(2,987,324)	38,584	(23,291)	36,424	2,453,098	(482,509)	182,345	2,845,923	(5,221)	2,840,702

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT METHOD

		For the period ended September 30,
	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		3,760,409	8,230,559
Other cash receipts from operating activities		41,646	64,919
Payments for operating activities
Payments to suppliers for goods and services		(3,054,762)	(5,096,491)
Payments to and on behalf of employees		(985,281)	(1,424,201)
Other payments for operating activities		(56,367)	(210,046)
Income taxes (paid)		(55,206)	(32,566)
Other cash inflows (outflows)	35	22,282	117,423
Net cash (outflow) inflow from operating activities		(327,279)	1,649,597
Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		1,375,338	3,066,595
Other payments to acquire equity or debt instruments of other entities		(1,084,704)	(3,211,312)
Purchases of property, plant and equipment		75,566	47,896
Purchases of intangible assets		(264,354)	(588,170)
Amounts raised from sale of intangible assets
Cash advances and loans granted to third		(48,308)	(62,842)
Collections from related entities		-	(47,936)
Interest received		34,344	14,043
Other cash inflows (outflows)	35	(2,192)	(1,921)
Net cash inflow (outflow) from investing activities		85,690	(783,647)
Cash flows from financing activities	35
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		(3,225)	(294,110)
Amounts raised from long-term loans		689,809	1,349,970
Amounts raised from short-term loans		560,296	64,000
Loans repayments		(786,354)	(1,137,847)
Payments of lease liabilities		(113,741)	(292,082)
Dividends paid		(571)	(55,116)
Interest paid		(175,585)	(397,206)
Other cash inflows (outflows)		(107,788)	(58,341)
Net cash inflows (outflow) from financing activities		62,841	(820,732)
Net increase in cash and cash equivalents before effect of exchanges rate change		(178,748)	45,218
Effects of variation in the exchange rate on cash and cash equivalents		(40,363)	(179,418)
Net increase in cash and cash equivalents		(219,111)	(134,200)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,072,579	1,081,642
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	853,468	947,442

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Due to Chapter 11 filing, the ADR program is no longer trading on NYSE. Since then Latam’s ADR are trading in the United States of America on the OTC (over-the-counter) markets.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of September 30, 2020, the Company’s statutory capital is represented by 606.407.693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466.382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholder of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda. And Inv. Costa Verde Ltda y Cia at CPA., Owns 21.46% of the shares issued by the Company.

As of September 30, 2020, the Company had a total of 3,704 shareholders in its registry. At that date, approximately 8.21% of the Company’s property was in the form of ADRs.

For the period ended September 30, 2020, the Company had an average of 37,506 employees, ending this period with a total number of 29,174 people, distributed in 4,514 Administration employees, 15,438 in Operations, 6,111 Cabin Crew and 3,111 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a) Participation rate

		Country	Functional	As September 30, 2020			As December 31, 2019
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	48.4700	51.1400	99.6100	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	99.9714	0.2860	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	99.9999	0.0001	100.0000	99.9999	0.0001	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	99.8900	0.1100	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	96.2208	3.7792	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	99.9800	0.0200	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of September 30, 2020, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b) Financial Information

		Statement of financial position						Net Income
								For the period ended
								September 30,
		As of September 30, 2020			As of December 31, 2019			2020	2019
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	-	-	-	-	-	-	-	1,134
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	412,900	1,571,670	(1,158,692)	632,673	1,487,248	(853,624)	(237,031)	(25,772)
Foreign	Latam Airlines Perú S.A.	539,357	483,961	55,396	519,363	510,672	8,691	(117,466)	(9,390)
93.383.000-4	Lan Cargo S.A.	780,646	552,943	227,703	634,852	462,666	172,186	55,764	(7,929)
Foreign	Connecta Corporation	71,021	17,159	53,862	64,110	24,023	40,087	13,775	12,470
Foreign	Prime Airport Services Inc. and Subsidiary (*)	24,091	25,450	(1,359)	22,068	23,102	(1,034)	(325)	652
96.951.280-7	Transporte Aéreo S.A.	548,759	349,519	199,240	359,335	142,423	216,912	(39,902)	3,764
96.631.520-2	Fast Air Almacenes de Carga S.A.	18,551	10,709	7,842	20,182	12,601	7,581	648	421
Foreign	Laser Cargo S.R.L.	(7)	-	(7)	(10)	-	(10)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	66,876	101,460	(34,837)	48,929	15,228	33,450	(68,287)	(5,497)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	75,439	84,034	(7,959)	65,422	78,890	(12,111)	4,152	2,444
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,348	78	1,270	1,329	50	1,279	(9)	(37)
96.847.880-K	Technical Training LATAM S.A.	2,088	765	1,323	2,378	1,075	1,303	(79)	(265)
Foreign	Latam Finance Limited	1,310,737	1,558,034	(247,297)	1,362,762	1,531,238	(168,476)	(78,821)	(64,697)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	664,458	664,458	-	-	-
Foreign	Profesional Airline Services INC.	10,524	8,247	2,277	3,509	1,950	1,559	718	899
Foreign	Jarletul S.A.	65	1,021	(956)	150	860	(710)	(246)	(395)
Foreign	TAM S.A. and Subsidiaries (*)	3,063,841	2,771,856	291,985	5,090,180	3,550,875	1,539,305	(805,783)	(11,149)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10. For those subsidiaries that file for Bankruptcy under Chapter 11 (See note 2), although in this reorganization process decisions are subject to authorization by the Court, considering that the subsidiaries companies and the parent company filed for bankruptcy with the same Court jurisdiction, and the same judge, the Court generally views the consolidated entity as a single group and management believes that Latam continues to maintain control over its subsidiaries and therefore have considered appropriate to continue to consolidate these subsidiaries.

Changes occurred in the consolidation perimeter between January 1, 2019 and September 30, 2020, are detailed below:

(1)	Incorporation or acquisition of companies

-	On May 21, 2020, LATAM Airlines Group S.A., has acquired a total of 23,415 shares of Latam Airlines Perú S.A. to non-controlling shareholders, consequently, the direct participation of LATAM Airlines Group S.A. corresponds to 48.47% and indirectly through its subsidiary Inversiones Aéreas S.A. to 51.14%.

-	On March 23, 2020, Transporte Aéreo S.A. carries out a capital increase for 109,662 shares which were acquired by Mas Investment Limited, consequently, the shareholding of Transporte Aéreo S.A. is as follows: Lan Cargo S.A. with 87.12567%, Inversiones Lan S.A. with 0.00012% and Mas Investment Limited with 12.87421%.

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 27.26% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 72,74% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A.; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leaving Multiplus S.A. from being an independent company on May 31, 2019. As result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally, from that moment LATAM has a single operating segment within the Group.

The value of the acquisition of this transaction was ThUS $ 294,105.

-	By public deed dated November 20, 2019 LATAM Airlines Group S.A. acquires 100% of the shares of LATAM Travel Chile S.A.

Under the provisions of No. 2 of Art. 103 of Law No. 18,046 on Corporations, for having collected all the shares held by a single shareholder and for having elapsed the period of 10 days without having amended said situation, the company LATAM Travel Chile S.A. It has been fully dissolved on December 1, 2019.

As a result of the dissolution of the company LATAM Travel Chile S.A., the company LATAM Airlines Group S.A. assumes from that date all obligations and rights corresponding to the first.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1. Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. correspond to the period ended September 30, 2020 and have been prepared in accordance with IAS 34 Interim Financial Information.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2019, except for the standards and interpretations adopted as of January 1, 2020.

(a) Accounting pronouncements with implementation effective from January 1, 2020:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 3: Business combinations.	October 2018	01/01/2020

Amendment to IAS 1: Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors.	October 2018	01/01/2020

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; and IFRS 7: Financial Instruments: Disclosure	September 2019	01/01/2020

The application of these accounting pronouncements as of January 1, 2020, had no significant effect on the Company’s consolidated financial statements.

(b) Accounting pronouncements not in force for the financial years beginning on January 1, 2020:

(b.1.) Not early adopted:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; IFRS 7: Financial Instruments: Disclosure; IFRS 4: Insurance contracts; and IFRS 16: Leases.	August 2020	01/01/2021

Amendment to IFRS 4: Insurance contracts	June 2020	01/01/2023

Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2023

IFRS 17: Insurance contracts	May 2017	01/01/2023

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

(ii) Improvements

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture	May 2020	01/01/2022

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(b.2.) Adopted in advance:

	Date of issue	Effective Date:

(i) Standards and amendments

Amendment to IFRS 16: Leases.	May 2020	06/01/2020

(c) Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 3,583 millions for the nine months ended September 30, 2020. As of that date, the Company has a negative working capital of US$ 4,874 millions and will require additional working capital during 2020 to support a sustainable business operation. As of September 30, 2020, the company has negative equity of US$ 1,472 millions, which corresponds to the attributable equity to the owners of the parent.

On May 26, 2020 (the “Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Chapter 11 cases are being administered under the caption “In re LATAM Airlines Group S.A.” Case Number 20-11254. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On July 7, 2020, Piquero Leasing Limited also filed a petition for reorganization with the Bankruptcy Court. On July 9, 2020, TAM S.A. and certain of its subsidiaries in Brazil joined this reorganization process (under the same court and the same Judge as Latam), as a natural movement due to the prolongation of the COVID-19 Pandemic.

The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

Operation and Implication of the Bankruptcy Filing

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allows the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel supplies; and (viii) pay certain foreign vendors and certain vendors deemed critical to the Debtors’ operations.

As debtors-in-possession, the Debtors may use, sell, or lease property of their estates, subject to the Bankruptcy Court’s approval if not otherwise in the ordinary course of business. The Debtors have not yet prepared or filed with the Bankruptcy Court a plan of reorganization, and, pursuant to section 1121 of the Bankruptcy Code, have the exclusive right to propose such a plan on or before January 29, 2021, or such later date as may be further ordered by the Bankruptcy Court. The ultimate plan of reorganization, which can only be adopted after meeting all requirements set forth in sections 1126 and 1129 of the Bankruptcy Code and subject to approval by the Bankruptcy Court, could materially change the amounts and classifications in the consolidated financial statements, including the value, if any, of the Debtors’ prepetition liabilities and securities.

Events Leading to the Chapter 11 Cases:

Since the first quarter of 2020, the passenger air transportation business has been affected worldwide by a significant decrease in international air traffic, due to the closure of international borders with the aim of protecting the population from the effects of COVID-19, an infectious disease caused by a new virus, declared a pandemic by the World Health Organization.

LATAM’s preliminary assessment in the beginning of March of 2020 indicated previous disease outbreaks have peaked after few months and recovered pre-outbreak levels in no more than 6 to 7 months, and the effect with scenery impacting mainly on Asia Pacific Airlines, indicating impact on Latin America of a marginal decrease of Revenue Per Kilometers forecast.

For the Company, the reduction in its operation began in the middle of March 2020 announcing a decrease in its operation of 30% and the suspension of the guidance for 2020 in line with people protection measures implemented from local governments and boarding restrictions (March 16, 2020 for Peru, Colombia and Argentina, March 18, 2020 for Chile and March 27, 2020 for Brazil). On March 16, 2020, the Company announced an update of its projection to a progressive decrease in its operation up to 70%.

By March 29, 2020 COVID 19 had already generated an unprecedented shock on Airlines Industry, specifically on airlines passenger revenue. The situation has both broadened and deepened beyond the initial assessment.

In response to COVID 19, governments have been imposing much more severe border restrictions and airlines have been subsequently announcing sharp capacity cuts in response to a dramatic drop in travel demand. On April 2, 2020, the Company announced a decrease in its operation by 95%.

The Company´s passenger traffic for the nine month period ended as of September 30, 2020 decreased by 63.9% compared to the same period in 2019.

In order to protect liquidity, the Company has carried out financial transactions, such as the use of funds from the Revolving Credit Facility (Revolving Credit Facility) for US $ 600 million, which have affected its financial assets and liabilities, especially the items of Cash and cash equivalents and other financial liabilities.

In the second quarter of 2020, the Company estimated that the reactivation of the operation would be during the third and fourth quarters of 2020. At this time there is a reactivación of the operation which increase up to 30% approximately, however, the exact moment and pace of the full recovery are uncertain, given the significant impact of the pandemic on the countries in which it operates.

Among the initiatives the Company has studied or engaged in to increase and maintain liquidity are:

(i)	Reduction and postponement of the investment plan for different projects;

(ii)	Implementation of control measurements for payments to suppliers and purchases of new goods and services;

(iii)	Negotiation of the payment conditions with suppliers;

(iv)	Ticket refunds via travel vouchers and Frequent Flyer Program points and miles; All in all, the LATAM Group will continue to honor all current and future tickets, as well as travel vouchers, frequent flyer miles and benefits, and flexibility policies.

(v)	Temporary salary reductions, considering the legal framework of each country: during the second quarter, wages were reduced by 50%, during the third quarter by 20% and during fourth quarter by 15%. Associated with the restructuring plan and in order to adapt to the new demand scenario, the company has designed a staff reduction plan in the different countries where it operates. The costs associated with the execution of this plan were recorded in income as Restructuring activities expenses. (See note 27d);

(vi)	Short-term debt and debt maturities renewal;

(vii)	Governmental loan request in different countries in which the company operates; and

(viii)	Reduction of non-essential fleet and non-fleet investments.

The Company evaluated both an out-of-court restructuring with creditors as well as an in-court bankruptcy proceeding. In the opinion of the Board, the timings for a conventional bilateral process, the possibility that during the same the creditors decide to engage in collection actions, the impossibility of curing defaults and the need to implement a comprehensive restructuring of LATAM Airlines to which all its creditors and other interested parties must join, lead to consider an in-court bankruptcy proceedings the best alternative.

In addition, the Board noted that other benefits of an in-court bankruptcy proceeding include the automatic stay, which protects it from the claims of its creditors and other interested parties; and, at the same time, allows it to continue operating with its main assets, suppliers, financial parties, regulators and employees, while structuring a binding reorganization to be financially viable in a post-pandemic scenario.

Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, on May 26, 2020 the Board has resolved unanimously that LATAM Airlines begins a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same.

Since the Chapter 11 filing, the Company secured up to US$ 2.45 billion in debtor-in-possession (DIP) financing consisting of a US$ 1.3 billion Tranche A Facility and a US$ 1.15 billion Tranche C Facility. On the closing date, October 08,2020, the full US$ 1.3 billion of the Tranche A Facility was committed by Oaktree Capital Management L.P. and certain of its affiliated funds (See Note 37), US$ 750 million of the Tranche C Facility was committed by certain shareholders of LATAM, including the Cueto and the Eblen families, each who have long ties to LATAM, and US$ 250 million of the Tranche C Facility was committed by a group of third party investors, including funds affiliated with Knighthead Capital Management, LLC, among others. Within 30 days of the closing date, LATAM has the ability to upsize the Tranche C Facility by an additional US$ 150 million to be provided by additional shareholder investors, which commitment is backstopped by certain of the initial Tranche C Facility lenders.

Plan of Reorganization:

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. On October 1, 2020, the Court entered an order extending the period by which the Debtors have the exclusive right to submit a plan of reorganization through and including January 29, 2021.

The Company presently expects that any proposed plan of reorganization will provide, among other things, mechanisms for settlement of claims against the Debtors’ estates, treatment of the Company’s existing equity and debt holders, and certain corporate governance and administrative matters pertaining to the reorganized Company. Any proposed plan of reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There can be no assurance that the Company will be able to secure approval for the Company’s proposed plan of reorganization from the Bankruptcy Court.

Going Concern:

These Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to uncertainty product of the COVID-19 pandemic and the impossibility of knowing its duration at this date and, accordingly, there is a substantial doubt of the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital and or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of COVID-19 pandemic, sell assets or enter into a merger or other combination with a third party, any of which could adversely affect the value of the Company’s common stock, or render it worthless. If the Company issues additional debt or equity securities, such securities may enjoy rights, privileges and priorities superior to those enjoyed by holders of the Company’s common stock, thereby diluting the value of the Company’s common stock. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

Chapter 11’s milestone

Notice to Creditors: Effect of the Automatic Stay.

The Debtors have or will notify all known current or potential creditors that the Chapter 11 Cases were filed. Pursuant to the Bankruptcy Code and subject to certain limited exceptions, the filing of the Chapter 11 Cases gave rise to an automatic, worldwide injunction that precludes, among other things, any act to (i) obtain possession of property of or from the Debtors’ estates, (ii) create, perfect, or enforce any lien against property of the Debtors’ estates; (iii) exercise control over property of the Debtors’ estate, wherever in the world that property may be located; and further enjoined or stayed (iv) and also ordered or suspended the commencement or continuation of any judicial, administrative, or other action or proceeding against the debtor that could have been commenced before the Petition Date or efforts to recover a claim against the Debtors that arose before the Petition Date. Vendors are being paid for goods furnished and services provided postpetition in the ordinary course of business.

Appointment of the Creditors’ Committee:

On June 5, 2020, the United States Trustee for Region 2 appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Chapter 11 Cases. The United States Trustee has not solicited additional members for the Creditors’ Committee as a result of TAM S.A. or any of its applicable subsidiaries joining the Bankruptcy Filing. On June 12, 2020, one of the Creditors’ Committee’s members, Compañía de Seguros de Vida Consorcio Nactional de Seguros S.A. resigned from the Creditors’ Committee. No trustee or examiner has been appointed in any of these Chapter 11 Cases.

Rejection of Executory Contracts:

Pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors are authorized to assume, assign, or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relives the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to satisfy certain prepetition amounts due and owning under such contract or lease.

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see note 17, 19 and 27). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020.

Further, the Debtors have or will file motions to reject certain aircraft and engine leases. On August 19, 2020, the Bankruptcy Court approved the Debtors’ motion for rejection of 1 Boeing 767. Prior to June 30, 2020 motions were presented to reject certain aircraft and engine leases, which the United States court for the Southern District of New York approved according to the following dates: On June 8, 2020, it approved the motions for rejection of: (i) 1 Boeing 767.  On June 24, 2020, it approved the motions for rejection of: (i) 16 Airbus A320-family aircraft; (ii) 2 Airbus A350 aircraft; (iii) 4 Boeing 787-9. On June 28, 2020, it approved the motions for rejection of (i) 2 Engine model V2527-A5; (ii) 2 Engine model CFM56-5B4/3. As of June 30, 2020, as a result of these contract rejections, the debt with the lenders and lessors were discharged and the Company lost control over the related assets, which led to the derecognition of the assets and liabilities associated with these aircraft. See note 17, 19 and 27. All accounting effects were recorded on June 30, 2020 as Restructuring activities expenses. After June 30, 2020, on July 29, 2020, Bankruptcy Court approved the motion to reject (i) 1 Engine model CFM56-5B3/3 this with an effective date of rejection June 25, 2020.

On September 8, 2020, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors, for example: “Monthly Operating Report” (MOR).

Although the Debtors believe that these materials provide the information required under the Bankruptcy Code or orders of the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards).  Certain of the information contained in the Statements and Schedules may be prepared on an unconsolidated basis.  Accordingly, the Debtors believe that the substance and format of these materials do not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Intercompany and Affiliate Transactions:

The Debtors are authorized to continue performing certain postpetition intercompany and affiliate transactions in the ordinary course of business, including transactions with non-debtor affiliates, and to honor obligations in connection with such transactions; provided, however, the Debtors shall not make any cash payments on account of prepetition transactions with affiliates absent permission from the Bankruptcy Court, including any repayments on any prepetition loans to non-debtor affiliates pursuant to any such transactions

Debtor in Possession Financing

On September 19, 2020, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition “debtor-in-possession financing” in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$2.45 billion (the “DIP Loan”). On September 29, 2020, the Debtors and the DIP Lenders entered into the DIP Agreement. Upon approval by the shareholders or boards of directors of each of the Debtors, and the closing of the applicable DIP Loan documents, the Debtors will be authorized to use the DIP Loan to fund their ordinary course operations. Pursuant to the terms of the DIP Agreement, the Debtors will be required to maintain consolidated liquidity of at least US$400 million and meet certain deadlines with respect to the bankruptcy process.

Establishment of Bar Dates.

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020 as the general deadline (the “General Bar Date”) by which persons or entities who believe they hold any claims against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must submit written documentation of such claims (a “Proof of Claim”). The General Bar Date is not applicable to governmental units, which must instead submit Proofs of Claims by January 5, 2021 (the “Governmental Bar Date”). Finally, as more fully described in the Bar Date Order, claims with respect to rejected contracts or unexpired leases may be subject to a deadline later than the General Bar Date (the “Rejection Bar Date” and, together with the General Bar Date and the Governmental Bar Date, the “Bar Dates’). Any person or entity that fails to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. Notice of the Bar Dates, as well as instructions on how to file Proof of Claims, have been sent to all known creditors and published in various newspapers in the United States and South America.

2.2. Basis of Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b) Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c) Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d) Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c) Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d) Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5. Intangible assets other than goodwill

(a) Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c) Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized.

2.6. Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income when accrued.

2.8. Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income under “Other gains (losses)”.

2.9. Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a) Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b) Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10. Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39 for hedge accounting and IFRS 9 for derivatives not qualify as hedge accounting, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a) Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c) Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11. Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12. Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13. Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15. Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17. Current and deferred taxes

The tax expense for the period comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

2.18. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e) Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates laboral relation; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.19. Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20. Revenue from contracts with customers

(a) Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b) Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c) Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d) Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well purchasing of products and services from network of non airlines partners.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the miles are redeemed through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

The calculation of deferred income from loyalty programs at the end of the period is estimated based on the estimate of the independent sale price corresponding to the miles and points awarded to the holders of the loyalty programs, pending use, deducting the miles or points they will not be used.

The miles and points that the Company estimates will not be exchanged are recognized at the time of accumulation of these. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections.

(e) Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21. Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.

-	Variable lease payments that depend on an index or a rate;

-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a)	that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b)	Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under to IFRS 9 and continue to be presented within the “Other financial liabilities” described in Note 19. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 17, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

2.22. Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23. Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24. Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1. Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a) Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i) Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended September 30, 2020, the Company recognized losses of MUS$ 64.0 (negative) for fuel hedge net of premiums in the costs of sale for the period. During the same period of 2019, the Company recognized losses of MUS$ 22.8 for the same concept.

As of September 30, 2020 the company had no outstanding fuel hedging positions. At the end of December 2019, this market value was MUS$ 48.5 (positive).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2020 (Unaudited) (*)	Maturities
	Q220	Q320	Q420	Q121	Total
Percentage of coverage over the expected volume of consumption	0%	0%	0%	0%	0%

(*)	The percentage shown in the table considers all the hedging instruments (swap and options), which since March are not accounted as hedge accounting. The percentage shown considers the expected consumption after COVID-19. Due to the filing of Chapter 11, the counterparties have terminated the hedge contracts early, so as of September 30, 2020, there are no hedge contracts in force.

Positions as of December 31, 2019 (*)	Maturities
	Q120	Q220	Q320	Q420	Total

Percentage of coverage over the expected volume of consumption	65%	61%	20%	19%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2021.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the JET crude futures benchmark price at the end of September 2020 and the end of December 2019. As of September 30, the company had no current fuel derivatives.

	Positions as of September 30, 2020	Positions as of December 31, 2019
Benchmark price	effect on Statement of Income	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+0.0	+15.4
-5	-0.0	- 34.5

Given the fuel hedge structure during the year 2020, which considers a portion free of coverage, a vertical drop of $ 5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of MUS$ 105.7 lower fuel cost. For the same period, a vertical increase of 5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of MUS$ 108.5 higher fuel costs.

Since March 31, 2020 the Company has determined that the highly probable expected transactions that made up the hedged item will no longer occur in the amounts formally established, and therefore it has stopped recognizing these contracts under hedge accounting, recognizing a loss of MUS$ 43.4 in the line in Other gains (losses) in the income statement, as a reclassification effect from other reserves from the statement of comprehensive income and a loss of MUS$ 30.8 corresponding to the premiums associated with these contracts.

(ii) Foreign exchange rate risk:

Exposure:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2020, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of September 30, 2020, the Company did not maintain FX derivatives. At the end of December 2019, this market value was MUS$ 0.01 (negative).

During the period ended September 30, 2020, the Company recognized gains of MUS$ 3.2 for FX coverage net of premiums. During the same period of 2019, the Company did not recognize results for this concept.

As of September 30, 2020, the Company had no current FX derivatives for BRL. At the end of December 2019, the Company maintain current FX derivatives for BRL for MMUS$ 15.

During 2019 the company contracted FX derivatives recognized in results amounts to MUS$ 6.2 (negative) net of premiums. As of September 30, 2020, the Company does not hold FX derivatives that are not under hedge accounting.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The Company had no current derivatives.

Appreciation (depreciation)(*)	Effect at September 30, 2020	Effect at December 31, 2019
of R$	MUS$	MUS$
Unaudited
-10%	-	-0.6
+10%	-	+1.1

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

During 2017 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same years by notionals UF 8.7 million and UF 5.0 million, respectively. As of September 30, 2020 Company does not has currency hedge swap. At the end of December 2019, this market value was MUS$ 22.7 (negative).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)(*)	Effect at September 30, 2020	Effect at septiembre 30, 2019
of R$/US$(*)	MUS$	MUS$
	Unaudited	Unaudited
-10%	+18.0	+67.7
+10%	- 18.0	-67.7

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2020	Effect at December 31, 2019
of R$/US$	MUS$	MUS$
Unaudited
-10%	+198.25	+402.48
+10%	-165.20	-329.29

(iii) Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”).

Mitigation:

At the end of September 2020, the Company did not have current interest rate derivative positions. Currently a 49% (62% at December 31, 2019) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of September 30, 2020, the Company did not hold current interest rate derivative positions. At the end of December 2019, this market value was MUS$ 2.6 (positive).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of September 30, 2020	Positions as of September 30, 2019
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
	Unaudited	Unaudited
+100 basis points	-34.67	-27.92
-100 basis points	+34.67	+27.92

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

At September 30, 2020 Company does not has interest rate hedge.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of September 30, 2020	Positions as of December 31, 2019
futures curve	effect on equity	effect on equity
in libor 3 months	(MUS$)	(MUS$)
Unaudited
+100 basis points	-	+13.62
-100 basis points	-	-14.71

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. At this time is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere at this time.

(b) Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities). Given the impact of COVID-19 on the Company operation, the accounts receivable item suffered a decrease compared to Q1 2020, it was mainly due passenger operation (travel agencies and corporate travelers) For the case of account receivable with balance, Management considered risk, and additional expected credit loss was recognized if necessary.

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently at Latam level. In addition, some agencies have been blocked for cargo and passenger businesses.

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally, the Company has established maximum limits for investments which are monitored regularly.

(i) Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii) Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c) Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet the payment of its obligations. On May 26, 2020, the Company and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States began a voluntary process of reorganization and restructuring of their debt under the protection of Chapter 11 of the United States, to which on July 9, the Brazilian subsidiary and certain of its subsidiaries were added, in order to preserve the group’s liquidity. In light of the unprecedented impact COVID-19 has had on the global aviation industry, this reorganization process provides LATAM with an opportunity to work with the group’s creditors, and other stakeholders, to reduce its debt and obtain new sources of financing, giving it the tools to adapt the group to this new reality.

The balance of liquid funds, future cash generation and the ability to obtain financing, provides the Company with alternatives to meet future investment and financing commitments.

As of September 30, 2020, the balance of liquid funds is MUS$ 853 (MUS$ 1,073 of December 31, 2019), and is invested in short-term instruments through financial entities with a high risk rating.

As of September 30, 2020, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of MUS$ 600, which is fully used. This line is subject to the availability of collateral (i.e., airplanes, engines and spare parts).

In order to preserve liquidity, the Company has implemented a series of measures. The Company proposed a 50% salary reduction to the entire organization for the second quarter, which was accepted by more than 90% of the employees. For the third quarter, the salary reduction proposed to the entire organization was between 20% and 25%, which also had an adhesion of more than 90% of the group’s employees, and for the fourth quarter proposed a reduction of 15%, which also achieved high levels of adherence.

Finally, during the first nine months of 2020, the company has reduced the budgeted investments for 2020 by approximately MUS$ 700, mainly related to maintenance, given the lower operation, purchase of engines, investments in cabins and other projects. In addition, LATAM estimates that it will not receive aircrafts that it previously committed to receive in 2020, which at the beginning of the year reached MUS$ 708.

After filing Chapter 11 (see Note 37), the company received financing authorization from the Bankruptcy court for debtors in possession (DIP) for up to MUS$ 2,450, it is made up of two tranches in which the following creditors will participate:

1) A Tranche A for a principal amount of up to MUS$ 1,300, of which (i) MUS$ 1,125 will be provided by Oaktree Capital Management, L.P. or certain entities related to it; and (ii) MUS$ 175 will be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and

2) A Tranche C for a capital amount of up to MUS$ 1,150, of which (i) MUS$ 750 will be provided by LATAM’s group of shareholders made up of Grupo Cueto, Grupo Eblen and Qatar Airways, or certain related entities; (ii) MUS$ 250 will be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and (iii) MUS$ 150 to be provided by LATAM shareholders or creditors, or new investors of the same (in each case to the satisfaction of the Company) if certain conditions are met. If no commitments are obtained for said MUS$ 150, the differential will be provided, pro rata, by the Tranche C creditors indicated in literals (i) and (ii) above.

In addition, this proposal contemplates a possible Tranche B for up to an additional MUS$ 750, subject to the authorization of the Tribunal and other usual conditions for this type of operations.

Subsequently, on October 8, the first disbursement took place under the DIP Credit Agreement for 50% of the funds committed to date, MUS$ 1,150.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,187	-	-	-	-	75,187	74,000	At Expiration	3.08	3.08
76.645.030-K	ITAU	Chile	US$	40,163	-	-	-	-	40,163	40,000	At Expiration	3.49	3.49
97.951.000-4	HSBC	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.2	4.2
97030000-7	BANCO ESTADO	Chile	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORP BANCA	Chile	UF	10,150	-	-	-	-	10,150	10,028	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	2,000	2,995	140,126	-	-	145,121	139,458	Quarterly	2.8	2.8
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	899	61,815	-	-	-	62,714	60,466	At Expiration	3.1	3.1

Obligations with the public

97.030.000-7	ESTADO	Chile	UF	11,477	11,477	196,379	29,948	388,093	637,374	499,030	At Expiration	4.79	4.79
0-E	BANK OF NEW YORK	U.S.A.	US$	52,063	80,063	208,250	860,125	828,000	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	44,120	37,220	110,632	113,995	249,385	555,352	503,920	Quarterly / Semiannual	2.99	2.99
0-E	NATIXIS	France	US$	36,603	37,343	86,244	84,086	46,447	290,723	271,107	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	10,940	8,158	25,479	2,619	-	47,196	42,550	Semiannual	6.22	6.22
0-E	MUFG	U.S.A.	US$	28,766	28,396	77,515	80,292	205,121	420,090	382,414	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	506	130,231	-	-	-	130,737	130,000	At Expiration	1.73	1.73

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	3,460	277,117	-	-	-	280,577	273,199	At Expiration	3.05	3.05
0-E	MUFG	U.S.A.	US$	67,482	74,967	139,450	24,853	-	306,752	295,797	Quarterly	2.75	2.75
0-E	CITIBANK	U.S.A.	US$	9,498	17,188	610,848	-	-	637,534	600,000	At Expiration	3.09	3.09

Financial lease

0-E	ING	U.S.A.	US$	6,067	-	-	-	-	6,067	5,965	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	11,521	3,835	2,748	-	-	18,104	17,961	Quarterly	2.01	1.56
0-E	CITIBANK	U.S.A.	US$	62,896	61,794	129,900	49,541	24,882	329,013	312,792	Quarterly	2.61	1.8
0-E	PEFCO	U.S.A.	US$	1,950	-	-	-	-	1,950	1,926	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	11,918	4,630	1,580	-	-	18,128	17,951	Quarterly	1.85	1.44
0-E	WELLS FARGO	U.S.A.	US$	85,624	104,903	243,375	128,795	-	562,697	541,405	Quarterly	2.52	1.82
97.036.000-K	SANTANDER	Chile	US$	16,163	17,792	32,277	-	-	66,232	65,247	Quarterly	1.36	0.81
0-E	RRPF ENGINE LEASING	England	US$	3,013	3,395	8,862	5,957	-	21,227	18,490	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	3,169	4,743	12,925	2,400	-	23,237	22,731	Quarterly	1.66	1.06
0-E	BTMU	U.S.A.	US$	8,916	9,611	26,162	4,095	-	48,784	47,610	Quarterly	1.67	0.87
0-E	KfW IPEX-Bank	Germany	US$	2,784	-	-	-	-	2,784	2,769	Quarterly	2.43	2.43
0-E	US BANK	U.S.A.	US$	47,980	54,672	144,845	104,083	-	351,580	327,418	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	6,580	11,165	6,934	-	-	24,679	24,199	Monthly	1.98	1.98

	TOTAL			694,158	1,043,510	2,204,531	1,490,789	1,741,928	7,174,916	6,260,433

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2020 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	BANCO BRADESCO	Brazil	BRL	75,495	-	-	-	-	75,495	73,865	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	188,833	-	-	-	-	188,833	183,850	Monthly	3.95	3.95
0-E	NEDERLANDS CHE
	CREDIETVER ZEKER KING
	MAATS CHAPPJJ	Netherlands	US$	285	502	223	-	-	1,010	943	Monthly	6.01	6.01
Financial leases

0-E	NATIXIS	France	US$	5,874	35,258	42,010	-	-	83,142	81,260	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,578	2,465	823	-	-	4,866	4,759	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	138,055	-	-	-	-	138,055	147,256	Quarterly	3.07	3.01
0-E	GA TELESIS LLC	U.S.A.	US$	963	1,753	4,675	4,675	8,727	20,793	12,675	Monthly	14.72	14.72

	TOTAL			411,083	39,978	47,731	4,675	8,727	512,194	504,608

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
-	AIRCRAFT	OTHERS	US$	388,948	413,094	931,922	858,100	1,046,390	3,638,454	3,029,071	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,321	8,362	15,199	16,760	8,622	52,264	49,156	-	-	-
			CLP	37	19	-	-	-	56	55	-	-	-
			UF	1,861	3,155	2,994	1,252	2,413	11,675	11,385	-	-	-
			COP	7	18	22	-	-	47	46	-	-	-
			EUR	152	270	467	2	-	891	858	-	-	-
			PEN	17	24	111	-	-	152	150	-	-	-
			BRL	1,868	2,484	32,836	-	-	37,188	35,897	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	153,386	27,109	-	-	-	180,495	180,495	-	-	-
			CLP	308,710	2,514	-	-	-	311,224	311,224	-	-	-
			BRL	259,690	20	-	-	-	259,710	259,710	-	-	-
			Other currency	722,084	39,204	-	-	-	761,288	761,288	-	-	-

Accounts payable to related parties currents
Foreign	Delta Airlines	U.S.A	USD	1,109	-	-	-	-	1,109	1,109	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-

	Total			1,841,197	496,273	983,551	876,114	1,057,425	5,254,560	4,640,451

	Total consolidated			2,946,438	1,579,761	3,235,813	2,371,578	2,808,080	12,941,670	11,405,491

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,387	76,256	-	-	-	100,643	99,000	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	US$	151,489	50,758	-	-	-	202,247	200,000	At Expiration	2.93	2.93
76.100.458-1	HSBC	Chile	US$	12,098	-	-	-	-	12,098	12,000	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,277	-	-	-	29,277	29,000	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORP BANCA	Chile	UF	5,336	10,544	-	-	-	15,880	15,615	Quarterly	3.35	3.35
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	484	1,451	63,872	-	-	65,807	62,769	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US$	1,514	4,809	141,719	-	-	148,042	137,860	Quarterly	3.62	4.61

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	-	24,702	208,681	32,228	410,774	676,385	518,032	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	28,000	76,125	208,250	884,188	884,000	2,080,563	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	11,657	50,428	124,106	124,167	302,092	612,450	513,941	Quarterly / Semiannual	3.81	3.81
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,733	94,096	244,836	237,815	438,659	1,047,139	866,223	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	5,765	17,296	46,120	46,117	42,175	157,473	143,475	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	13,365	40,159	99,556	86,984	79,724	319,788	282,906	Quarterly	3.82	3.82
0-E	MUFG	U.S.A.	US$	5,552	27,068	73,726	73,914	209,621	389,881	322,660	Quarterly	3.43	3.43
0-E	INVESTEC	England	US$	1,980	11,164	26,153	11,071	-	50,368	44,087	Semiannual	6.35	6.35

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	2,326	6,740	260,259	-	-	269,325	253,692	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	26,607	78,955	198,783	46,131	-	350,476	328,023	Quarterly	3.54	3.54

Financial lease

0-E	ING	U.S.A.	US$	4,025	8,108	-	-	-	12,133	11,806	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,994	15,026	6,671	-	-	26,691	26,091	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	19,412	56,148	117,881	16,653	-	210,094	200,907	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,950	1,950	-	-	-	3,900	3,827	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	9,353	25,211	28,663	22,502	10,354	96,083	87,729	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	35,251	105,691	261,181	203,232	14,382	619,737	591,684	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	6,145	18,394	47,911	3,158	-	75,608	72,551	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	1,152	3,432	8,967	8,679	568	22,798	19,643	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,661	4,977	13,259	7,380	-	27,277	25,708	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,367	10,081	26,827	14,153	-	54,428	51,340	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	759	2,299	2,330	-	-	5,388	5,154	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,804	3,607	-	-	-	5,411	5,328	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,038	5,746	-	-	-	7,784	7,664	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	18,328	54,864	145,364	140,555	17,681	376,792	349,127	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,652	8,136	18,194	-	-	28,982	28,087	Monthly	3.45	3.45

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	26,111	78,742	-	-	-	104,853	101,026	Quarterly	6.00	6.00
Hedge derivative

-	OTHERS	-	US$	-	11,582	18,641	13,530	-	43,753	16,972	-	-	-

	Total			461,295	1,013,822	2,391,950	1,972,457	2,410,030	8,249,554	6,933,927

(*)	Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	173	499	722	-	-	1,394	1,289	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,140	7,965	77,028	-	-	89,133	86,256	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	835	2,450	3,277	-	-	6,562	6,280	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,286	151,047	-	-	-	162,333	169,931	Quarterly	5.39	5.39
0-E	GA Telesis LLC	U.S.A.	US$	677	1,753	4,675	4,675	10,480	22,260	13,495	Monthly	14.72	14.72

	Total			17,111	163,714	85,702	4,675	10,480	281,682	277,251

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	146,036	417,929	1,002,564	877,353	1,357,910	3,801,792	3,042,231	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,017	8,649	21,381	19,815	16,314	69,176	53,931	-	-	-
			CLP	160	478	531	-	-	1,169	1,195	-	-	-
			UF	2,713	4,736	5,789	1,373	2,956	17,567	17,145	-	-	-
			COP	71	161	37	2	-	271	259	-	-	-
			EUR	163	387	592	122	-	1,264	1,175	-	-	-
			GBP	16	10	-	-	-	26	24	-	-	-
			MXN	37	93	245	10	-	385	359	-	-	-
			PEN	95	129	83	16	-	323	306	-	-	-
			Other currencies	2,770	8,370	8,508	43,104	-	62,752	55,532	-	-	-
Trade and other accounts payables

-	OTHERS	OTHERS	US$	371,527	13,993	-	-	-	385,520	385,520	-	-	-
			CLP	220,383	905	-	-	-	221,288	221,288	-	-	-
			BRL	486,082	320	-	-	-	486,402	486,402	-	-	-
			Other currencies	576,378	1,716	-	-	-	578,094	578,094	-	-	-
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	53	-	-	-	-	53	53	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A.	CLP	3	-	-	-	-	3	3	-	-	-

	Total			1,809,504	457,876	1,039,730	941,795	1,377,180	5,626,085	4,843,517

	Total consolidated			2,287,910	1,635,412	3,517,382	2,918,927	3,797,690	14,157,321	12,054,695

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2019, the Company had delivered MUS$ 23.7 in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of September 30, 2020, the Company does not maintain guarantees for cash and standby letters of credit in force. The decrease was due to: i) the expiration of hedge contracts, ii) acquisition of new hedge contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2. Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of September 30, 2020, and as a consequence of the expected drop in demand due to the COVID-19 pandemic and the Company’s entry into the judicial reorganization under Chapter 11, Standard & Poor’s, Fitch Ratings and Moody’s lowered the International long-term rating of the Company, compared to the rating as of December 31, 2019, from BB- to D (Standard & Poor’s) and from BB- to D (Fitch Ratings), while Moody’s lowered the rating from Ba3 to Ca, and then leave coverage on LATAM (withdrawn action) on May 27, 2020.

3.3. Estimates of fair value.

At September 30, 2020, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2020				As of December 31, 2019
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	(Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets

Cash and cash equivalents	54,670	54,670	-	-	222,094	222,094	-	-
Short-term mutual funds	54,670	54,670	-	-	222,094	222,094	-	-

Other financial assets, current	37,067	32,245	4,822	-	471,797	386,688	85,109	-
Fair value interest rate derivatives	-	-	-	-	27,044	-	27,044	-
Fair value of fuel derivatives	-	-	-	-	48,542	-	48,044	-
Fair value of foreign currency derivative	-	-	-	-	586	-	586	-
Accrued interest since the last payment date Swap of currencies	-	-	-	-	3	-	3	-
Private investment funds	32,229	32,229	-	-	386,669	386,669	-	-
Certificate of Deposit (CBD)	4,822	-	4,822	-	8,934	-	8,934	-
Domestic and foreign bonds	16	16	-	-	19	19	-	-

Liabilities

Other financial liabilities, current	2,734	-	2,734	-	50,372	-	50,372	-
Fair value of interest rate derivatives	2,734	-	2,734	-	302	-	302	-
Fair value of foreign currency derivatives	-	-	-	-	48,347	-	48,347	-
Interest accrued since the last payment date of Currency Swap	-	-	-	-	1,723	-	1,723	-

Additionally, at September 30, 2020, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2020		As of December 31, 2019
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	798,798	798,798	850,486	850,486
Cash on hand	5,226	5,226	4,982	4,982
Bank balance	376,567	376,567	329,633	329,633
Overnight	248,817	248,817	350,080	350,080
Time deposits	168,188	168,188	165,791	165,791
Other financial assets, current	41,167	41,167	27,707	27,707
Other financial assets	41,167	41,167	27,707	27,707
Trade debtors, other accounts receivable and Current accounts receivable	433,933	433,933	1,244,348	1,244,348
Accounts receivable from entities related, current	581	581	19,645	19,645
Other financial assets, not current	42,576	42,576	46,907	46,907
Accounts receivable, non-current	4,556	4,556	4,725	4,725

Other current financial liabilities	2,751,672	2,684,527	1,835,288	2,019,068
Accounts payable for trade and other accounts payable, current	2,087,043	2,087,043	2,222,874	2,222,874
Accounts payable to entities related, current	1,116	1,116	56	56
Other financial liabilities, not current	7,239,309	5,753,918	8,530,418	8,846,418
Accounts payable, not current	639,223	639,223	619,110	619,110

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a) Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 16.

(b) Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Property Plant and Equipment are tested for impairment whenever events or changes in circumstances indicate that they might be impaired and that for the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets (air transport cash generating unit).

(c) Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d) Air tickets sold that will not be finally used.

The Company records the anticipated sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years.

In effect and due to the worldwide contingency of the COVID 19 pandemic, the company has established new commercial policies with clients regarding the validity of air tickets, making it easier to use in flight, reissue and return.

Under this new scenario, in the 3nd quarter of 2020 there are no provisions for expiration ticket’s revenue were recorded, which in a normal scenario would have amounted to ThUS $ 23,700.

As of September 30, 2020, deferred income associated with air tickets sold amounted to ThUS $ 857,240 (ThUS $ 1,511,991 as of December 31, 2019, a hypothetical one percentage point change in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month).

(e) Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of September 30, 2020, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS $ 1,285,700 (ThUS $ 1,332,173 as of December 31, 2019). A hypothetical change of one percentage point in the probability of swaps would translate into an impact of ThUS $ 32,593 in the results as of 2020 (ThUS $ 30,506 in the results as of 2019). The deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS $ 214,744 as of June 30, 2020 (ThUS $ 354,847 as of December 31, 2019). A hypothetical change of two percentage points in exchange probability would translate into an impact of ThUS $ 4,948 in the results as of 2020 (ThUS $ 3,150 in the results as of 2019).

The Company estimates the probability of non-use using a predictive model according to the exchange behaviors and validity of the miles and points using judgments and critical assumptions that consider the activity of historical use and the pattern of expected use.

For the LATAM Pass Brasil loyalty program, expiration occurs after a fixed period of time from accumulation, the model is built by the administration considering historical expiration rates, exchange behaviors and relevant segmentations.

For the LATAM Pass loyalty program, there are rules that allow the renewal of the mileage balance, therefore, the administration together with an external specialist develop a predictive model of non-use, which allows generating rates of non-use of miles based on of historical information, corresponding to the behavior regarding the accumulation, use and expiration of your LATAM miles.

(f) Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or implicit, as a result of past events, it is likely that an outflow of resources will be necessary to settle the obligation and the amount is has reliably estimated. Based on available information, the Company uses the knowledge, experience and professional judgment, to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g) Leases

(i) Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee’s incremental loan rate was used, which is derived from the information available on the lease commencement date, to determine the present value of the lease payments. We consider our recent debt issues, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used as of January 1, 2019 (the date of adoption of the standard) would increase the lease liability by approximately ThUS $ 105 million.

(ii) Lease term

In determining the term of the lease, all the facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the term of the lease if you are reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the control of the lessee.

(h) Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus ensuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

As of September 30, 2020, the Company considers that it has a single operating segment, that of Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common worldwide in the airline industry.

The Company’s revenues by geographic area are as follows:

	For the 9 months period ended		For the 3 months period ended
	At September 30,		At September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	227,487	566,188	23,074	205,299
Argentina	158,682	455,473	9,132	134,488
U.S.A.	393,029	741,029	75,575	248,641
Europe	271,664	513,762	40,854	174,860
Colombia	129,105	263,249	20,137	91,659
Brazil	1,027,453	2,820,081	113,504	1,087,119
Ecuador	85,782	153,522	18,460	50,973
Chile	498,407	1,175,818	65,628	394,361
Asia Pacific and rest of Latin America	321,156	623,280	38,636	204,588
Income from ordinary activities	3,112,765	7,312,402	405,000	2,591,988
Other operating income	324,376	247,923	107,932	73,112

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Cash on hand	5,226	4,982
Bank balances	376,567	329,632
Overnight	248,817	350,080
Total Cash	630,610	684,694
Cash equivalents
Time deposits	168,188	165,791
Mutual funds	54,670	222,094
Total cash equivalents	222,858	387,885
Total cash and cash equivalents	853,468	1,072,579

Balance include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to motion approved by US bankruptcy court these balance can only be used on normal course of business activities and invested on specfic banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	September 30,	September 30,
Currency	2020	2019
	MUS$	MUS$
	Unaudited

Argentine peso	31,925	16,579
Brazilian real	171,868	197,354
Chilean peso	14,242	50,521
Colombian peso	15,303	48,191
Euro	9,727	21,927
US Dollar	581,556	667,785
Other currencies	28,847	70,222
Total	853,468	1,072,579

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of September 30, 2020 (Unaudited)

	Measured at	At fair value
	amortized	with changes
Assets	cost	in results	Total
	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	798,798	54,670	853,468
Other financial assets, current (*)	46,005	32,229	78,234
Trade and others accounts receivable, current	433,993	-	433,993
Accounts receivable from related entities, current	581	-	581
Other financial assets, non current	42,576	-	42,576
Accounts receivable, non current	4,556	-	4,556
Total	1,326,509	86,899	1,413,408

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	2,751,672	2,937	2,734	2,757,343
Trade and others accounts payable, current	2,087,043	-	-	2,087,043
Accounts payable to related entities, current	1,116	-	-	1,116
Other financial liabilities, non-current	7,239,309	-	-	7,239,309
Accounts payable, non-current	637,987	-	-	637,987
Total	12,717,127	2,937	2,734	12,722,798

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds, and as measured at amortized cost they correspond to guarantees delivered.

As of December 31, 2019

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	850,485	222,094	-	1,072,579
Other financial assets, current (*)	36,660	386,669	76,175	499,504
Trade and others accounts receivable, current	1,244,348	-	-	1,244,348
Accounts receivable from related entities, current	19,645	-	-	19,645
Other financial assets, non current	46,907	-	-	46,907
Accounts receivable, non current	4,725	-	-	4,725
Total	2,202,770	608,763	76,175	2,887,708

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	1,835,288	50,372	1,885,660
Trade and others accounts payable, current accounts payables, current	2,222,874	-	2,222,874
Accounts payable to related entities, current	56	-	56
Other financial liabilities, non current	8,530,396	22	8,530,418
Accounts payable, non-current	619,110	-	619,110
Total	13,207,724	50,394	13,258,118

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Trade accounts receivable	405,153	1,073,599
Other accounts receivable	142,655	275,876
Total trade and other accounts receivable	547,808	1,349,475
Less: Expected credit loss	(109,259)	(100,402)
Total net trade and accounts receivable	438,549	1,249,073
Less: non-current portion – accounts receivable	(4,556)	(4,725)
Trade and other accounts receivable, current	433,993	1,244,348

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of September 30, 2020			As December 31, 2019
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited

Up to date	3%	240,100	(8,375)	2%	875,889	(16,433)
From 1 to 90 days	23%	32,293	(7,564)	8%	56,537	(4,253)
From 91 to 180 days	50%	23,221	(11,573)	28%	16,922	(4,747)
From 181 to 360 days	66%	44,289	(29,362)	39%	47,865	(18,459)
more of 360 days	80%	65,250	(52,385)	74%	76,386	(56,510)
Total	27%	405,153	(109,259)	9%	1,073,599	(100,402)

(1)	Corresponds to the expected average rate.

(2)	the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	September 30,	December 31,
Currency	2020	2019
	ThUS$	ThUS$
	Unaudited

Argentine Peso	3,014	47,079
Brazilian Real	126,879	537,224
Chilean Peso	43,075	131,543
Colombian Peso	37	2,288
Euro	6,481	32,711
US Dollar	244,151	436,774
Korean Won	-	8,172
Mexican Peso	4,323	6,093
Australian Dollar	299	20,964
Pound Sterling	5,212	7,428
South African Rand	254	2,982
Uruguayan Peso (New)	798	1,375
Thai Bht	-	1,559
Swiss Franc	141	535
Russian Ruble	1	896
Japanese Yen	1,306	1,222
Swedish crown	214	2,012
New Zealand Dollar	28	1,148
Costa Rican Colon	-	1,390
Other Currencies	2,336	5,678
Total	438,549	1,249,073

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2019 (Unaudited)	(97,991)	1,980	(7,066)	(103,077)
From October 1 to December 31, 2019	(103,077)	10,589	(7,914)	(100,402)
From January 1 to September 30, 2020 (Unaudited)	(100,402)	24,234	(33,091)	(109,259)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2020			As of December 31, 2019
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	405,153	(109,259)	295,894	1,073,599	(100,402)	973,197
Other accounts receivable	142,655	-	142,655	275,876	-	275,876

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a) Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of September 30, 2020	As of December 31, 2019
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	571	19,400
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	-	205
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	2	36
96.782.530-1	Inmobiliaria e Inversiones Asturias S.A	Related director	Chile	CLP	-	1
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	2	-
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	4	1
	Total current assets				581	19,645

(b) Accounts payable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2020	2019
					ThUS$	ThUS$
					Unaudited
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	-	53
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	1,109	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	3
	Total current liabilities				1,116	56

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Technical stock	272,213	315,286
Non-technical stock	41,717	38,946
Total	313,930	354,232

The items included in this item correspond to spare parts and materials which will be used, mainly, in consumptions of on-board services and in own and third-party maintenance services; These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	35,825	21,193
Provision for obsolescence Non-technical stock	21,873	11,610
Total	57,698	32,803

The resulting amounts do not exceed the respective net realization values.

As of September 30, 2020, the Company registered ThUS $ 30,881 (ThUS $ 96,900 as of September 30, 2019) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a) The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Other financial assets
Private investment funds	32,229	386,669	-	-	32,229	386,669
Deposits in guarantee (aircraft)	4,822	8,934	27,075	28,599	31,897	37,533
Guarantees for margins of derivatives	215	21,200	-	-	215	21,200
Other investments	-	-	493	494	493	494
Domestic and foreign bonds	16	19	-	-	16	19
Other guarantees given	40,952	6,507	15,008	15,138	55,960	21,645
Subtotal of other financial assets	78,234	423,329	42,576	44,231	120,810	467,560
(b) Hedging derivate asset
Accrued Interest since the last payment date
Cross currency swap of currencies	-	3	-	-	-	3
Fair value of interest rate derivatives	-	27,044	-	2,676	-	29,720
Fair value of foreign currency derivatives	-	586	-	-	-	586
Fair value of fuel price derivatives	-	48,542	-	-	-	48,542
Subtotal of derivate assets	-	76,175	-	2,676	-	78,851
Total Other Financial Assets	78,234	499,504	42,576	46,907	120,810	546,411

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

(b) The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	September 30,	December 31,
Type of currency	2020	2019
	ThUS$	ThUS$
	Unaudited

Argentine peso	155	94
Brazilian real	44,199	417,477
Chilean peso	2,225	26,073
Colombian peso	446	522
Euro	1,312	1,525
U.S.A dollar	69,906	97,988
Other currencies	2,567	2,732
Total	120,810	546,411

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Advance payments
Aircraft insurance and other	20,467	11,179	-	523	20,467	11,702
Others	12,393	15,167	3,071	1,832	15,464	16,999
Subtotal advance payments	32,860	26,346	3,071	2,355	35,931	28,701
(b) Contract assets (1)
GDS costs	6,812	16,593	-	-	6,812	16,593
Credit card commissions	14,158	23,437	-	-	14,158	23,437
Travel agencies commissions	7,386	16,546	-	-	7,386	16,546
Subtotal advance payments	28,356	56,576	-	-	28,356	56,576
(c) Other assets
Aircraft maintenance reserve (2)	8,613	27,987	5,956	17,844	14,569	45,831
Sales tax	105,844	167,987	43,760	34,680	149,604	202,667
Other taxes	5,392	34,295	-	-	5,392	34,295
Contributions to the International Aeronautical
Telecommunications Society (“SITA”)	258	258	739	739	997	997
Judicial deposits	-	-	70,673	149,310	70,673	149,310
Subtotal other assets	120,107	230,527	121,128	202,573	241,235	433,100
Total Other Non - Financial Assets	181,323	313,449	124,199	204,928	305,522	518,377

(1) Movement of Contracts assets:

	Initial balance	Activation	Cummulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2019 (Unaudited)	48,957	160,118	(20,182)	(142,306)	46,587
From October 1 to December 31, 2019	46,587	6,182	15,232	(11,425)	56,576
From January 1 to September 30, 2020 (Unaudited)	56,576	136,769	(7,561)	(157,428)	28,356

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These deposits are calculated based on the operation, measured in cycles or flight hours, are paid periodically, and it is contractually stipulated that they be returned to the Company each time major maintenance is carried out. At the end of the lease, the unused maintenance reserves are returned to the Company or used to compensate the lessor for any debt related to the maintenance conditions of the aircraft.

In some cases, (2 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of September 30, 2020, maintenance reserves amount to ThUS$ 14,569 (ThUS$ 45,831 as of December 31, 2019), corresponding to 4 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classifieds as held for sale at September 30, 2020 and December 31, 2019, are detailed below:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	-	482,806
Engines and rotables	726	1,943
Other assets	373	401
Total	1,099	485,150

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

a) Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2019, four Airbus A350, aircraft two Boeing 767, were reclassified from Property, plants and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during the same period 2019, the sale of one motor spare Boeing 767 and one Boeing 767 aircraft were materialized. As a result of the above, during 2019, adjustments for US $ 2 million of expense were recognized to record these assets at their net realizable value.

During the year 2020, the sale of a Boeing 767 aircraft took place and therefore US $ 5.5 million was recognized as profit from the transaction.

Additionally, during the year 2020, Delta Air Lines, Inc. canceled the purchase of four Airbus A350 aircraft, given this, LATAM was compensated with the payment of ThUS $ 62,000, which was recorded in the income statement as other income. These four aircraft were reclassified to Property, plant and equipment.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	September 30,	December 31,
Aircraft	2020	2019
	Unaudited
Boeing 767	-	1
Airbus A350	-	4
Total	-	5

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	September 30,	December 31,
Name of significant subsidiary	incorporation	currency	2020	2019
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US $	99.61000	70.00000
Lan Cargo S.A.	Chile	US $	99.89395	99.89395
Lan Argentina S.A.	Argentina	ARS	99.98370	99.98370
Transporte Aéreo S.A.	Chile	US $	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US $	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19414
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller in the normal course of operations, except for those imposed by Chapter 11 of the United States Bankruptcy Law, on dividend payments prior to the application for protection.

Summary financial information of significant subsidiaries

	Statement of financial position as of September 30, 2020						Income for the 9 months period ended September 30, 2020
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	539,357	505,353	34,004	483,961	482,389	1,572	314,235	(59,533)
Lan Cargo S.A.	780,646	511,841	268,805	552,943	493,042	59,901	222,654	55,764
Lan Argentina S.A.	193,584	187,755	5,829	133,478	130,514	2,964	59,800	(166,292)
Transporte Aéreo S.A.	548,759	265,574	283,185	349,519	278,705	70,814	97,703	(39,902)
Latam Airlines Ecuador S.A.	93,897	90,631	3,266	94,104	83,107	10,997	40,303	(17,777)
Aerovías de Integración Regional, AIRES S.A.	85,391	82,390	3,001	63,882	55,409	8,473	66,159	(66,742)
TAM S.A. (*)	3,063,841	1,545,574	1,518,267	2,771,856	2,012,897	758,959	1,405,561	(805,638)

	Statement of financial position as of December 31, 2019						Income for the 9 months period ended September 30, 2019
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	519,363	481,592	37,771	510,672	508,541	2,131	859,840	(4,601)
Lan Cargo S.A.	634,852	334,725	300,127	462,666	398,872	63,794	204,610	(7,929)
Lan Argentina S.A.	262,049	255,641	6,408	89,070	86,912	2,158	140,397	(25,751)
Transporte Aéreo S.A.	359,335	101,128	258,207	142,423	46,383	96,040	230,302	3,764
Latam Airlines Ecuador S.A.	99,019	95,187	3,832	97,198	86,810	10,388	181,190	3,671
Aerovías de Integración Regional, AIRES S.A.	187,001	135,344	51,657	78,990	70,643	8,347	201,858	(16,180)
TAM S.A. (*)	5,036,864	2,580,665	2,456,199	3,497,559	2,556,280	941,279	3,589,807	(11,149)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b) Non-controlling interest

Equity	Tax No.	Country of origin	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.39000	30.00000	(7,062)	2,609
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	334	369
Inversora Cordillera S.A. and Subsidiaries	Foreign	Argentina	0.01630	0.01630	826	(6,276)
Lan Argentina S.A.	Foreign	Argentina	0.00344	0.00344	2	50
Americonsult de Guatemala S.A.	Foreign	Guatemala	0.87000	0.87000	1	1
Americonsult S.A. and Subsidiaries	Foreign	Mexico	0.20000	0.20000	(5)	(7)
Americonsult Costa Rica S.A.	Foreign	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombiana S.A.	Foreign	Colombia	10.00000	10.00000	(267)	(755)
Aerolíneas Regionales de Integración Aires S.A.	Foreign	Colombia	0.79880	0.79880	208	899
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	752	1,503
Total					(5,209)	(1,605)

			For the periods ended		For the 9 months period ended		For the 3 months period ended
Incomes		Country	At September 30,		At September 30,		At September 30,
	Tax No.	of origin	2020	2019	2020	2019	2020	2019
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.39000	30.00000	(7,923)	(2,817)	(63)	(659)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(32)	280	(50)	272
Inversora Cordillera S.A. and Subsidiaries	Foreign	Argentina	0.01630	4.22000	271	437	99	252
Lan Argentina S.A.	Foreign	Argentina	0.00344	0.00344	51	(340)	19	(357)
Americonsult S.A. and Subsidiaries	Foreign	Mexico	0.20000	0.20000	2	(7)	-	1
Linea Aérea Carguera de Colombiana S.A.	Foreign	Colombia	10.00000	10.00000	487	287	(700)	1,155
Aerolíneas Regionales de Integración Aires S.A.	Foreign	Colombia	0.79880	0.79880	(538)	(161)	(45)	(104)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	(141)	217	(21)	197
Multiplus S.A.(*)	Foreign	Brazil	-	-	-	5,726	-	-
Total					(7,823)	3,622	(761)	757

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	581,313	845,959	581,313	845,959
Loyalty program	188,509	263,806	188,509	263,806
Computer software	137,425	220,993	502,797	656,699
Developing software	49,400	99,193	49,400	99,193
Trademarks (1)	7,675	17,959	36,670	51,326
Other assets	253	331	1,315	1,315
Total	964,575	1,448,241	1,360,004	1,918,298

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	141	62,204	-	-	62,345
Write off	(270)	(1,123)	-	-	(1,393)
Transfer software	131,511	(134,694)	-	-	(3,183)
Foreign exchange	(4,806)	(3,624)	(55,013)	(20,739)	(84,182)
Amortization	(51,181)	-	-	(7,838)	(59,019)

Closing balance as of September 30, 2019 (Unaudited)	231,864	74,616	773,956	275,204	1,355,640

Opening balance as of October 1, 2019	231,864	74,616	773,956	275,204	1,355,640
Additions	137	29,167	47,587	-	76,891
Write off	-	-	-	-	-
Transfer software	5,424	(5,408)	-	-	16
Foreign exchange	2,825	818	24,416	9,127	37,186
Amortization	(18,926)	-		(2,566)	(21,492)

Closing balance as of December 31, 2019	221,324	99,193	845,959	281,765	1,448,241

Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	45	49,201	-	-	49,246
Write off	(333)	(441)	(36,896)	-	(37,670)
Transfer software	92,589	(91,471)	-	-	1,118
Foreign exchange	(24,645)	(7,082)	(227,750)	(80,239)	(339,716)
Amortization (3)	(151,302)	-	-	(5,342)	(156,644)

Closing balance as of September 30, 2020 (Unaudited)	137,678	49,400	581,313	196,184	964,575

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

(2)	See Note 2.5

(3)	In 2020, a digital transformation was implemented (LATAM XP), as a result some projects became obsolete and were fully amortized.

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of September 30, 2020, amounts to ThUS $ 395,429 (ThUS $ 470,057 as of December 31, 2019).

NOTE 16 - GOODWILL AND INTANGIBLE ASSETS OF INDEFINITE USEFUL LIFE

As of September 30, 2020, the Company, as a result of what is described below, has recognized an impairment for the total Goodwill. As of December 31, 2019, its value was ThUS $ 2,209,576.

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(123,538)	(31,219)	(154,757)
Transfer from Multiplus S.A.	417,717	(417,717)	-

Closing balance as of September 30, 2019 (Unaudited)	2,139,315	-	2,139,315

Opening balance as of October 1, 2019	2,139,315	-	2,139,315
Increase (decrease) due to exchange rate differences	56,405	13,856	70,261
Transfer from Multiplus S.A.	13,856	(13,856)	-

Closing balance as of December 31, 2019	2,209,576	-	2,209,576

Opening balance as of January 1, 2020	2,209,576	-	2,209,576
Increase (decrease) due to exchange rate differences	(480,601)	-	(480,601)
Impairment	(1,728,975)	-	(1,728,975)

Closing balance as of September 30, 2020 (unaudited)	-	-	-

As of September 30, 2020, the Company maintains only the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas in the year 2019 (see Note 1), and changes in the management structure.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania.

As of March 31, 2020 LATAM Airlines Group S.A. maintained a suspension of a large part of the operation and as a result of the impacts mentioned in Note 2 associated with COVID 19, signs of impairment were identified that led the Company to carry out an impairment test. Impairment indicator identified were: Increase in uncertainty about pandemic (on the economic and health situation, the duration of the crisis, the extent of the closure of operations, among others), increase in market interest rates, fall in share price and decrease in operations.

The recoverable amount of the CGU has been determined based on calculations of the value in use. These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU “Air transport”, are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of March 31, 2020 the recoverable values were determined using the following assumptions presented below:

Air transportation
CGU
Annual growth rate (Terminal)%		1.1
Exchange rate (1)	R$/US$	4.8 - 5.2
Discount rate based on the weighted average cost of capital (WACC) (2)%		8.0 - 19.4
Fuel Price from futures price curves commodities markets	US$/barrel	52-75

(1)	In line with the expectations of the Central Bank of Brazil
(2)	As a result of the distortion generated by the current contingency in market rates, a multi-period WACC was used for each of the years of the projection, starting at 19.4% for the first year and reaching 8.0% from the Third year onward.

WACC sensitivity

At using a single rate the possible impairment scenario will be as follow:

	Actual	7.5%	8.0%	9.0%	10.0%
WACC	MUS$	MUS$	MUS$	MUS$	MUS$
Excess
(Impairment)	(1,716)	381	(564)	(2,095)	(3,280)

The estimated recoverable amount as of March 31, 2020 of ThUS $ 9,398 was compared to the net book values of the cash-generating unit on the same date, resulting in an impairment loss of MUS $ 1,729, equivalent to the total capital gain at the end of the first quarter. The total amount was recognized in the consolidated statement of income under Other gains (losses). There were no additional amounts of impairment that needed to be adjusted to other non-financial assets.

As of September 30, 2020, no indications of impairment other than those present in the first quarter of 2020 have been identified for the Air Transport CGU that require the performance of a new impairment test.

Company reached this conclusion after reviewing the main indicators and background data observed as of September 2020 compared to the evaluation conducted as of March 31, 2020.

This analysis considered evaluation of internal (operation, income, financial indicators, book value) and external indicators (macroeconomic variables, rates, competitive environment, market capitalization over the book value).

As of September 30, 2020 LATAM Airlines S.A. is operating at approximately 20% of its capacity compared to 5% as of March 31 and 10% as of June 30, 2020, mainly driven by the reactivation of the markets of Brazil, Chile, Ecuador and Peru in addition to the reopening of the domestic market in Colombia. Added to this, a reduction in the number of people and the return of 24 aircraft until September 30, has driven an improvement in the cost structure compared to the first quarter of 2020. These aircraft returns, indicated in note 17, also generated a reduction in the carrying value of the CGU of approximately MUS$ 1,000. Additionally, the macroeconomic variables have remained at levels similar to those of the March 31 test and the price of fuel remains below the price used to project the curve of future flows at that time.

The company has sensitized the March cash flows used in the impairment test by varying the discount rate (increase 1 percentage point) and projected margins (decrease in MUS$ 100 per year) and in none of the previous cases was there a impairment in the cash-generating unit when considering the value in use as of September 30, 2020.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	September 30	December 31,	September 30	December 31,	September 30	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	375,994	372,589	-	-	375,994	372,589
Land	41,512	48,406	-	-	41,512	48,406
Buildings	121,092	133,488	(55,938)	(58,626)	65,154	74,862
Plant and equipment	12,950,213	13,993,044	(4,526,367)	(4,630,001)	8,423,846	9,363,043
Own aircraft (3)	12,349,491	13,268,562	(4,333,736)	(4,421,211)	8,015,755	8,847,351
Other (2)	600,722	724,482	(192,631)	(208,790)	408,091	515,692
Machinery	25,517	33,658	(22,114)	(28,441)	3,403	5,217
Information technology equipment	144,170	161,992	(128,209)	(141,216)	15,961	20,776
Fixed installations and accessories	149,815	171,469	(101,042)	(111,635)	48,773	59,834
Motor vehicles	47,847	67,060	(42,675)	(60,327)	5,172	6,733
Leasehold improvements	201,751	234,249	(123,451)	(135,789)	78,300	98,460
Subtotal Properties, plant and equipment	14,057,911	15,215,955	(4,999,796)	(5,166,035)	9,058,115	10,049,920

b) Right of use
Aircraft (3)	5,406,752	5,438,404	(2,942,050)	(2,669,864)	2,464,702	2,768,540
Other assets	244,215	255,149	(172,307)	(153,991)	71,908	101,158
Subtotal Right of use	5,650,967	5,693,553	(3,114,357)	(2,823,855)	2,536,610	2,869,698
Total	19,708,878	20,909,508	(8,114,153)	(7,989,890)	11,594,725	12,919,618

(1)	As of September, 2020, includes advances paid to aircraft manufacturers for ThUS$ 357,692 (ThUS$ 348,148 as of December 31, 2019)

(2)	Consider mainly rotables and tools.

(3)	As of September 30, 2020, due to the process of Chapter 11, 24 aircraft lease contract were rejected, 18 were presented as to Property, plant and equipment, (2 A350, 11 A321, 1 A320 and 4 B787) and 6 were presented as to right of use assets, (4 A320 and 2 B767).

(a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles Net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	9,953,365
Additions	19,014	7,950	-	787,467	5,089	17	43	23,332	842,912
Disposals	-	(28)	(47)	(23,767)	(6)	-	(11)	-	(23,859)
Write off	(5)	-	-	(34,678)	(84)	(2)	-	-	(34,769)
Depreciation expenses	-	-	(4,436)	(573,096)	(6,612)	(9,310)	(72)	(15,307)	(608,833)
Foreign exchange	(1,481)	(1,842)	(1,585)	(43,611)	(404)	(3,093)	(123)	(753)	(52,892)
Other increases (decreases)	(159,167)	(3,877)	(26,351)	(251,309)	271	1,517	-	-	(438,916)
Changes, total	(141,639)	2,203	(32,419)	(138,994)	(1,746)	(10,871)	(163)	7,272	(316,357)
Closing balance as of September 30, 2019 (Unaudited)	488,681	47,627	80,146	8,848,588	20,818	60,138	471	90,539	9,637,008
Opening balance as of October 1, 2019	488,681	47,627	80,146	8,848,588	20,818	60,138	471	90,539	9,637,008
Additions	2,870	-	-	907,173	1,491	9	30	11,656	923,229
Disposals	-	-	-	(178)	(7)	(75)	-	-	(260)
Write off	(15)	-	-	(30,160)	(1)	(75)	-	(362)	(30,613)
Depreciation expenses	-	-	(1,332)	(203,129)	(1,962)	(2,635)	(22)	(3,694)	(212,774)
	141	739	671	18,996	170	1,086	(2)	321	22,122
Other increases (decreases)	(119,088)	40	(4,623)	(166,774)	267	1,386	-	-	(288,792)
Changes, total	(116,092)	779	(5,284)	525,928	(42)	(304)	6	7,921	412,912
Closing balance as of December 31, 2019	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Additions	5,646	-	-	414,076	1,346	9	-	-	421,077
Disposals	-	-	-	(1,424)	(62)	(1)	(4)	-	(1,491)
Fleet rejection (*)	-	-	-	(1,041,496)	-	-	-	(82)	(1,041,578)
Write off	(25)	-	-	(68,562)	(13)	(680)	-	-	(69,280)
Depreciation expenses	-	-	(3,626)	(512,797)	(4,835)	(6,747)	(62)	(12,602)	(540,669)
Foreign exchange	(3,800)	(6,894)	(6,082)	(188,130)	(1,813)	(9,877)	3	(2,635)	(219,228)
Other increases (decreases)	1,584	-	-	455,824	562	6,235	-	(4,841)	459,364
Changes, total	3,405	(6,894)	(9,708)	(942,509)	(4,815)	(11,061)	(63)	(20,160)	(991,805)

Closing balance as of September 30, 2020 (Unaudited)	375,994	41,512	65,154	8,432,007	15,961	48,773	414	78,300	9,058,115

(*)	Include aircraft lease rejection due to Chapter 11 process.

(b)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS $	ThUS $	ThUS $

Opening balances as of January 1, 2019	2,456,333	92,111	2,548,444
Additions	329,665	-	329,665
Depreciation expense	(181,032)	(10,582)	(191,614)
Cummulative translate adjustment	518	579	1,097
Other increases (decreases)	(55,395)	-	(55,395)
Total changes	93,756	(10,003)	83,753
Final balances as of September 30, 2019 (Unaudited)	2,550,089	82,108	2,632,197

Opening balances as of October 1, 2019	2,550,089	82,108	2,632,197
Additions	402,824	20,675	423,499
Depreciation expense	(196,879)	(11,891)	(208,770)
Cummulative translate adjustment	(2,568)	(3,090)	(5,658)
Other increases (decreases)	15,070	13,360	28,430
Total changes	218,447	19,054	237,501
Final balances as of December 31, 2019	2,768,536	101,162	2,869,698

Opening balances as of January 1, 2020	2,768,536	101,162	2,869,698
Additions	-	51	51
Fleet rejection (*)	(987)	-	(987)
Write off	-	-	-
Depreciation expense	(296,775)	(17,336)	(314,111)
Cummulative translate adjustment	(7,702)	(13,771)	(21,473)
Other increases (decreases)	1,630	1,802	3,432
Total changes	(303,834)	(29,254)	(333,088)
Final balances as of September 30, 2020 (Unaudited)	2,464,702	71,908	2,536,610

(*)	Include aircraft lease rejection due to Chapter 11 process.

(c)	Composition of the fleet

		Aircraft included				Aircraft included
		in Property,				as Rights		Total
		plant and equipment				of use assets		fleet
		As of		As of		As of	As of	As of		As of
		September 30,		December 31,		September 30,	December 31,	September 30,		December 31,
Aircraft	Model	2020		2019		2020	2019	2020		2019
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	28		28		-	2	28		30
Boeing 767	300F	11	(1)	11	(1)	1	1	12	(1)	12	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	2		6		10	10	12		16
Airbus A319	100	38		37		8	9	46		46
Airbus A320	200	96	(2)	96	(2)	41	46	137	(2)	142	(2)
Airbus A320	NEO	7		7		6	6	13		13
Airbus A321	200	19		30		19	19	38		49
Airbus A350	900	4		2		7	7	11		9
Total		215		227		102	110	317		337

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(2)	Two aircraft leased to Sundair.

(d) Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum

Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				September 30,		December 31,
				2020		2019
Guarantee	Creditor	Committed		Existing	Book	Existing	Book
agent (1)	company	Assets	Fleet	Debt	Value	Debt	Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited

Wilmington	MUFG	Aircraft and engines	Airbus A319	69,375	273,993	74,713	256,937
Trust Company			Airbus A320	63,581	264,574	70,644	256,651
			Boeing 767	47,906	185,749	61,728	196,244
			Boeing 787	114,936	121,559	120,938	127,283
	Wilmington	Aircraft and engines	Airbus A321	-	-	353,774	452,107
	Trust Company		Boeing 787	-	-	332,131	374,998
			Airbus A350	-	-	180,320	192,620
	Citibank N.A.	Aircraft and engines	Boeing 787	-	-	143,475	191,804

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	7,070	-	-
			Airbus A320	139,192	124,499	85,986	95,148
			Airbus A321 / A350	30,733	28,335	83,281	67,882
			Boeing 767	10,404	33,484	10,404	35,226
			Boeing 787	91,797	43,750	74,023	36,594

Bank Of Utah	BNP Paribas	Aircraft and engines (2)	Airbus A320 / A350	292,066	333,467	296,441	378,462
			Boeing 787	211,849	249,110	217,500	259,934
	Investec	Aircraft and engines (2)	Airbus A320 / A350	42,550	38,704	44,088	-
	SMBC	Aircraft and engines (2)	Airbus A350	130,000	136,384	-	-

Natixis	Natixis	Aircraft and engines	Airbus A321	271,129	382,446	282,927	384,224

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	39,139	-	-
			Airbus A320	128,030	221,303	-	-
			Airbus A321	41,599	83,845	-	-
			Airbus A350	15,960	26,823	-	-
			Airbus B767	90,846	195,154	-	-
			Airbus B787	23,156	19,108	-	-
			Rotables	162,477	7,586	-	-

UMB Bank	MUFG	Aircraft and engines	Airbus A320	167,371	238,548	106,250	149,607

MUFG Bank	MUFG Bank	Aircraft and engines	Airbus A320	215,043	298,259	216,411	310,311

Total direct guarantee				2,389,009	3,352,889	2,755,034	3,766,032

(1)	For the syndicated loans, is the Guarantee Agent that, represent different creditors.

(2)	As of September 30, 2020, four A350 aircraft were reincorporated to Property, plant and equipment due to cancellation of the sale contract. Which had been classified as Non-current assets or groups of assets for disposal as held for sale.

The amounts of the current debt are presented at their nominal value. The book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of September 30, 2020, amounts to ThUS$ 1,652,416 (ThUS$ 1,762,611 as of December 31, 2019). The book value of the assets with indirect guarantees as of September 30, 2020, amounts to ThUS$ 3,712,073 (ThUS$ 3,866,237 as of December 31, 2019).

As of September 30, 2020, given the Chapter 11 process, eighteen aircraft corresponding to Property, plant and equipment, of which seventeen had direct guarantees and one indirect guarantee.

As of September 30, 2020, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2020
Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Seven letters of credit	3,554	Feb 05, 2021
Bank of Utah	Latam Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2021
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Dec 06, 2020
ORIX Aviation Systems Limited	Latam Airlines Group S.A.	Six letters of credit	10,503	Oct 28, 2020
Sky High XXIV Leasing Company	Latam Airlines Group S.A.	Five letters of credit	2,686	Dec 14, 2020
Wells Fargo Bank	Latam Airlines Group S.A.	Six letters of credit	11,870	Feb 04, 2020
BBAM	Latam Airlines Group S.A.	Two letters of credit	1,695	Jan 14, 2021
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2021
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,500	Oct 19, 2020
TC Skyward Aviation US Inc	Tam Linhas Aéreas S.A.	One letter of credit	13,100	Oct 6, 2020
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	27,765	Apr 29, 2021
			97,823

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Gross book value of fully depreciated property, plant and equipment still in use	237,675	261,792
Commitments for the acquisition of aircraft (*)	7,500,000	7,390,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2020	2021	2022	2023	2024-2026	Total

Airbus S.A.S.	3	10	11	9	11	44
A320-NEO Family	3	10	11	9	9	42
A350 Family	-	-	-	-	2	2
The Boeing Company	-	2	2	2	-	6
Boeing 787-9	-	2	2	2	-	6
Total	3	12	13	11	11	50

As of September 30, 2020, as a result of the different aircraft purchase contracts signed with Airbus SAS, 42 Airbus A320 family aircraft remain to be received with deliveries between 2020 and 2024 and 2 Airbus aircraft of the A350 family with delivery dates. by 2026. The approximate amount, according to the manufacturer’s list prices, is ThUS $ 5,700,000.

As of September 30, 2020, as a result of the different aircraft purchase contracts signed with The Boeing Company, 6 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2020 and 2023. The approximate amount, according to list prices from the manufacturer, is ThUS $ 1,800,000.

(iii)       Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		September 30,
		2020	2019
		Unaudited
Average rate of capitalization of capitalized interest costs	%	3.57	4,84
Costs of capitalized interest	ThUS$	8,927	8,121

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2020, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	49,272	10,968	-	-	49,272	10,968
Other recoverable credits	6,312	18,353	-	-	6,312	18,353
Total assets by current tax	55,584	29,321	-	-	55,584	29,321

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	3,351	11,925	-	-	3,351	11,925
Total liabilities by current tax	3,351	11,925	-	-	3,351	11,925

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Concept	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Properties, Plants and equipment	(1,332,376)	186,311	101,701	1,700,215
Assets by right of use	182,546	42,011	(3,914)	(91,470)
Amortization	(45,068)	(903)	130	52,233
Provisions	191,532	(139,346)	103,851	(182,913)
Revaluation of financial instruments	(18,146)	422	-	(9,857)
Tax losses	1,305,331	155,539	(109,598)	(1,200,729)
Intangibles	-	-	249,389	349,082
Other	30,228	(8,451)	30,105	242
Total	314,047	235,583	371,664	616,803

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to September 30, 2019 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,582,496)	(6,131)	-	2,450	(1,586,177)
Assets for right of use	85,752	20,348	-	-	106,100
Amortization	(56,863)	1,904	-	690	(54,269)
Provisions	37,328	(33,134)	2,994	(19,008)	(11,820)
Revaluation of financial instruments	(13)	8,532	658	(477)	8,700
Tax losses	1,369,150	61,918	-	(5,001)	1,426,067
Intangibles	(351,238)	2,742	-	22,402	(326,094)
Others	(14,662)	1,634	-	487	(12,541)
Total	(513,042)	57,813	3,652	1,543	(450,034)

(b) From October 1 to December 31, 2019

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,586,177)	73,368	-	(1,095)	(1,513,904)
Assets for right of use	106,100	27,381	-	-	133,481
Amortization	(54,269)	1,441	-	(308)	(53,136)
Provisions	(11,820)	47,015	(121)	8,493	43,567
Revaluation of financial instruments	8,700	1,610	(244)	213	10,279
Tax losses	1,426,067	(72,034)	-	2,235	1,356,268
Intangibles	(326,094)	(14,460)	-	(8,528)	(349,082)
Others	(12,541)	4,210	-	(362)	(8,693)
Total	(450,034)	68,531	(365)	648	(381,220)

(c) From January 1 to September 30, 2020 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,513,904)	74,341	-	5,486	(1,434,077)
Assets for right of use	133,481	52,979	-	-	186,460
Amortization	(53,136)	6,392	-	1,546	(45,198)
Provisions	43,567	89,373	(2,688)	(42,571)	87,681
Revaluation of financial instruments	10,279	(28,602)	1,244	(1,067)	(18,146)
Tax losses	1,356,268	69,861	-	(11,200)	1,414,929
Intangibles	(349,082)	43,523	-	56,170	(249,389)
Others	(8,693)	(17,579)	-	26,395	123
Total	(381,220)	290,288	(1,444)	34,759	(57,617)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. Therefore, as of September 30, 2020, the Company has derecognized deferred tax assets that it estimates will not be recoverable in the foreseeable future with an impact on results for the period of ThUS $ 239,252, for which reason it stopped recognizing deferred tax assets of ThUS$ 612,279 (ThUS$ 110,933 as of December 31, 2019) which include deferred tax assets related to negative tax results of ThUS$ 1,207,617 (ThUS$ 338,679 at December 31, 2019).

Deferred tax expense and current income taxes:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	(5,164)	34,868	360	8,162
Adjustment to previous period’s current tax	(332)	17	-	17
Total current tax expense, net	(5,496)	34,885	360	8,179

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(290,288)	(57,813)	(141,377)	(40,381)
Total deferred tax expense, net	(290,288)	(57,813)	(141,377)	(40,381)
Income/(loss) tax expense	(295,784)	(22,928)	(141,017)	(32,202)

Composition of income/(loss) tax expense:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Current tax expense, net, foreign	1,840	33,255	1,864	7,325
Current tax expense, net, Chile	(7,336)	1,630	(1,504)	854
Total current tax expense, net	(5,496)	34,885	360	8,179

Deferred tax expense, net, foreign	232,528	8,998	2,494	7,653
Deferred tax expense, net, Chile	(522,816)	(66,811)	(143,871)	(48,034)
Deferred tax expense, net, total	(290,288)	(57,813)	(141,377)	(40,381)
Income/(loss) tax expense	(295,784)	(22,928)	(141,017)	(32,202)

Income before tax from the Chilean legal tax rate (27% as of September 30, 2020 and 2019)

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	%	%
	Unaudited
Tax expense using the legal rate	(1,049,496)	(15,103)	27.00	27.00
Tax effect of rates in other jurisdictions	(38,227)	922	0.98	(1.65)
Tax effect of non-taxable operating revenues	(13,422)	(7,393)	0.35	13.22
Tax effect of disallowable expenses	35,427	45,157	(0.91)	(80.74)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	(264,557)	(91,786)	6.81	164.10
Tax effect for goodwill impairment losses	453,681	-	(11.67)	-
Derecognition of deferred tax assets not recoverable	239,252	-	(6.16)	-
Deferred tax asset not recognized	277,100	13,153	(7.13)	(23.52)
Other increases (decreases):	64,458	32,122	(1.66)	(57.42)
Total adjustments to tax expense using the legal rate	753,712	(7,825)	(19.39)	13.99
Tax expense using the effective rate	(295,784)	(22,928)	7.61	40.99

Deferred taxes related to items charged to equity:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(1,444)	3,652	(4,791)	2,679

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	2,036,211	1,421,261
(b) Lease Liability	715,461	414,027
(c) Hedge derivatives	2,734	50,372
(d) Derivative non classified as hedge accounting	2,937	-
Total current	2,757,343	1,885,660
Non-current
(a) Interest bearing loans	4,828,152	5,772,266
(b) Lease Liability	2,411,157	2,758,130
(c) Hedge derivatives	-	22
Total non-current	7,239,309	8,530,418

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	148,556	341,475
Bank loans	338,571	16,534
Guaranteed obligations (7)(8)	349,094	237,951
Other guaranteed obligations	425,849	97,730
Subtotal bank loans	1,262,070	693,690
Obligation with the public	73,179	32,061
Financial leases (7)(8)	700,962	594,249
Other loans (4)	-	101,261
Total current	2,036,211	1,421,261
Non-current
Bank loans	139,782	200,721
Guaranteed obligations (7)(8)	994,778	1,919,376
Other guaranteed obligations (5)	758,225	482,702
Subtotal bank loans	1,892,785	2,602,799
Obligation with the public (1)(2)(3)	2,012,570	2,032,873
Financial leases (7)(8)	922,797	1,136,594
Total non-current	4,828,152	5,772,266
Total obligations with financial institutions	6,864,363	7,193,527

(1) On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group S.A., has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309% with respect to its even value. The bonds have semiannual interest payments and amortization of all capital at maturity and maturity date on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2) On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

The total amount issued was UF 5,000,000 with an expiration date on April 15, 2029 and a 3.60% annual coupon rate with semiannual interest payments. The placement rate was 2.73%, equivalent to an amount of ThUS$ 215,093.

The funds from the issuance were allocated 50% to the refinancing of liabilities, 30% for the financing of investments and 20% for general corporate purposes.

(3) On July 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusive property of LATAM Airlines Group SA, issued a re-opening of the LATAM 2026 bond, issued on February 11 of 2019, for US $ 200,000,000. This re-opening had a placement rate of 5.979%.

Simultaneously, dated July 11, 2019, LATAM Airlines Group S.A. announced an offer for the repurchase of up to US $ 300 million of the unsecured LATAM 2020 bond, which was issued on June 9, 2015 for an amount of US $ 500 million at a coupon rate of 7.25% and due in June 2020. Offer repurchase price was 103.8 cents per dollar of nominal amount for the bonds offered until July 24, 2019, after this date and until August 7, 2019, the offered repurchase price was reduced to 100.8 cents for dollar at the expiration of the offer, a total of US $ 238,412,000 of the bonds were redeemed, of which US $ 238,162,000 arrived on or before July 24, 2019 and US $ 250,000 after that date.

The net proceeds obtained from the re-opening of the LATAM 2026 bond was used to pay a portion of the public offer of the LATAM 2020 bond. The remainder of the public offer was paid in cash.

On December 17, 2019, LATAM Airlines Group S.A. The repurchase of the remainder (US $ 262 million) of the unsecured bond LATAM2020 ended, which, added to the repurchase of July 11, 2019, ends the entire balance of the bond. The repurchase was carried out through the buy-back mechanism called “Make-Whole,” which is a right of the bond issuer to repurchase the entire outstanding balance of debt based on a price that is calculated using government treasury bonds. of the United States with maturity close to that of the bond and adding a spread. The repurchase price was 102,45 cents per dollar of nominal bond amount.

(4) On March 16, 2020, the obligations contained in the contract called “Indenture” signed between Guanay Finance Limited (see Note 1), LATAM Airlines Group S.A. expired. and Citibank, N.A. dated November 7, 2013. The bonds securitized with the future flows of credit card sales in the United States and Canada were issued in 2013 for a total of US $ 450 million.

(5) During March and April 2020, LATAM Airlines Group S.A. it drew down the entire (US $ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The financing expires on March 29, 2022. The line is guaranteed with collateral consisting of airplanes, engines and spare parts. The first draft was on March 27, 2020 with an amount of US $ 504.7 million, the second draft was on April 7, 2020 and the amount was US $ 72 million, the third draft was on April 14, 2020 and the amount was US $ 11.2 million and the fourth and last drawing was on April 21, 2020 with a drawn amount of US $ 12.1 million.

(6) On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 8, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At the end of the period, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of September 30, 2020, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11.

(7) On June 24, 2020, the United States Court for the Southern District of New York approved the motion filed by the Company to reject certain aircraft lease contracts. Rejected contracts include, 17 aircraft financed under the EETC structure with an amount of MUS $ 844.1 and an aircraft financed with a financial lease with an amount of MUS $ 4.5.

(8) In the period ended September 30, 2020, the Company ceded its participation in 5 special purpose entities. As a result of the foregoing, the classification of financial liabilities associated with 3 aircraft with guaranteed obligations was changed to financial leases.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	September 30,	December 31,
Currency	2020	2019
	ThUS$	ThUS$
	Unaudited
Brazilian real	264,328	-
Chilean peso (U.F.)	599,024	611,542
US Dollar	6,001,011	6,581,985
Total	6,864,363	7,193,527

Interest-bearing loans due in installments to September 30, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	74,000	-	-	-	-	74,000	75,218	-	-	-	-	75,218	At Expiration	3.08	3.08
97.030.000-7	ESTADO	Chile	US$	40,000	-	-	-	-	40,000	40,706	-	-	-	-	40,706	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	20,357	-	-	-	-	20,357	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,275	-	-	-	-	12,275	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	10,028	-	-	-	-	10,028	10,192	-	-	-	-	10,192	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,458	-	-	139,458	2,301	-	139,458	-	-	141,759	Quarterly	2.80	2.80
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	60,466	-	-	-	60,466	1,212	59,905	-	-	-	61,117	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	ESTADO	Chile	UF	-	-	158,451	-	340,579	499,030	16,884	-	158,331	-	352,500	527,715	At Expiration	4.79	4.79
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	56,295	-	-	698,450	803,289	1,558,034	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	29,920	35,875	96,077	103,078	238,970	503,920	39,118	37,682	92,978	101,858	237,427	509,063	Quarterly / Semiannual	2.99	2.99
0-E	NATIXIS	France	US$	31,584	33,801	79,462	80,451	45,809	271,107	36,548	33,801	77,715	79,523	45,360	272,947	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	7,390	8,759	23,841	2,560	-	42,550	9,073	9,226	23,466	2,555	-	44,320	Semiannual	6.22	6.22
0-E	MUFG	U.S.A.	US$	22,674	23,914	67,082	72,207	196,537	382,414	28,718	23,914	66,436	71,821	195,639	386,528	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	-	130,000	-	-	-	130,000	1,336	129,668	-	-	-	131,004	At Expiration	1.73	1.73
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	273,199	-	-	-	273,199	4,362	272,524	-	-	-	276,886	At Expiration	3.05	3.05
0-E	MUFG	U.S.A.	US$	62,843	72,001	136,426	24,527	-	295,797	67,151	72,001	133,988	24,237	-	297,377	Quarterly	2.75	2.75
0-E	CITIBANK	U.S.A.	US$	-	-	600,000	-	-	600,000	9,811	-	600,000	-	-	609,811	At Expiration	3.09	3.09

Financial leases

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	6,114	-	-	-	-	6,114	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	11,425	3,804	2,732	-	-	17,961	11,473	3,804	2,732	-	-	18,009	Quarterly	2.01	1.56
0-E	CITIBANK	U.S.A.	US$	58,584	58,611	124,250	46,905	24,442	312,792	61,102	58,611	119,434	45,562	24,120	308,829	Quarterly	2.61	1.80
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,962	-	-	-	-	1,962	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	11,778	4,599	1,574	-	-	17,951	11,831	4,599	1,565	-	-	17,995	Quarterly	1.85	1.44
0-E	WELLS FARGO	U.S.A.	US$	79,999	99,467	234,896	127,043	-	541,405	86,906	99,467	221,487	125,054	-	532,914	Quarterly	2.52	1.82
97.036.000-K	SANTANDER	Chile	US$	15,640	17,535	32,072	-	-	65,247	15,807	17,535	31,648	-	-	64,990	Quarterly	1.36	0.81
0-E	RRPF ENGINE	England	US$	1,170	3,607	7,673	6,040	-	18,490	1,524	3,607	7,673	6,040	-	18,844	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	3,015	4,601	12,723	2,392	-	22,731	3,080	4,601	12,495	2,386	-	22,562	Quarterly	1.66	1.06
0-E	BTMU	U.S.A.	US$	8,428	9,328	25,770	4,084	-	47,610	8,507	9,328	25,340	4,076	-	47,251	Quarterly	1.67	0.87
0-E	KFW IPEX-BANK	Germany	US$	2,769	-	-	-	-	2,769	2,799	-	-	-	-	2,799	Quarterly	2.43	2.43
0-E	US BANK	U.S.A.	US$	42,284	48,961	134,720	101,453	-	327,418	44,878	48,961	123,561	98,847	-	316,247	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	6,328	10,970	6,901	-	-	24,199	6,528	10,970	6,901	-	-	24,399	Monthly	1.98	1.98

	Total			559,760	899,498	1,884,108	1,270,740	1,646,337	6,260,443	694,078	900,204	1,845,208	1,260,409	1,658,335	6,358,234

Interest-bearing loans due in installments to September 30, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Netherlands	US$	254	472	217	-	-	943	166	467	324	-	-	957	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	73,865	-	-	-	-	73,865	75,495	-	-	-	-	75,495	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	183,850	-	-	-	-	183,850	188,833	-	-	-	-	188,833	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	5,153	28,671	47,436	-	-	81,260	5,883	24,334	51,813	-	-	82,030	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,553	2,392	814	-	-	4,759	1,597	2,392	814	-	-	4,803	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	147,256	-	-	-	-	147,256	141,139	-	-	-	-	141,139	Quarterly	3.07	3.01
0-E	GA Telessis LLC	U.S.A.	US$	413	1,118	2,606	2,752	5,786	12,675	505	1,118	2,606	2,752	5,891	12,872	Monthly	14.72	14.72

	Total			412,344	32,653	51,073	2,752	5,786	504,608	413,618	28,311	55,557	2,752	5,891	506,129

	Total consolidated			972,104	932,151	1,935,181	1,273,492	1,652,123	6,765,051	1,107,696	928,515	1,900,765	1,263,161	1,664,226	6,864,363

Interest-bearing loans due in installments to December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,000	75,000	-	-	-	99,000	24,910	75,000	-	-	-	99,910	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	UF	150,000	50,000	-	-	-	200,000	150,257	50,283	-	-	-	200,540	At Expiration	2.93	2.93
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,016	-	-	-	-	12,016	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,000	-	-	-	29,000	-	29,009	-	-	-	29,009	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORP BANCA	Chile	UF	5,205	10,410	-	-	-	15,615	5,192	10,369	-	-	-	15,561	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	137,860	-	-	137,860	255	-	137,860	-	-	138,115	Quarterly	3.62	4.61
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	62,769	-	-	62,769	113	-	62,172	-	-	62,285	At Expiration	3.10	3.10

Obligations with the public
0-E	ESTADO	Chile	UF	-	-	164,485	-	353,547	518,032	-	2,642	164,398	-	366,656	533,696	At Expiration	4.81	4.81
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	18,640	10,779	-	698,256	803,563	1,531,238	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	8,115	36,282	93,788	100,622	275,134	513,941	10,058	36,855	91,224	99,297	273,038	510,472	Quarterly	3.81	3.81
0-E	WILMINGTON TRUST	U.S.A.	US$	22,090	66,710	183,332	196,452	397,639	866,223	27,229	66,710	178,784	194,741	395,983	863,447	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	4,805	14,608	40,414	42,626	41,022	143,475	5,461	14,608	36,178	40,932	40,310	137,489	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	10,675	32,708	84,674	78,123	76,726	282,906	11,410	32,708	83,072	77,195	75,928	280,313	Quarterly	3.82	3.82
0-E	INVESTEC	England	US$	1,538	8,976	22,977	10,596	-	44,087	1,867	9,112	22,597	10,565	-	44,141	Semiannual	6.35	6.35
0-E	MUFG	U.S.A.	US$	2,973	18,593	53,816	57,993	189,285	322,660	3,182	18,593	53,367	57,694	188,471	321,307	Quarterly	3.43	3.43
-	SWAP Received Aircraft	-	US$	80	78	-	-	-	158	80	78	-	-	-	158	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,370	-	252,747	-	-	255,117	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	23,669	71,432	188,440	44,482	-	328,023	23,929	71,431	185,938	44,017	-	325,315	Quarterly	3.54	3.54

Financial leases

0-E	ING	U.S.A.	US$	3,875	7,931	-	-	-	11,806	3,952	7,931	-	-	-	11,883	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,831	14,723	6,537	-	-	26,091	4,943	14,723	6,537	-	-	26,203	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	17,972	52,790	113,746	16,399	-	200,907	18,633	52,790	112,712	16,368	-	200,503	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,901	1,926	-	-	-	3,827	1,918	1,926	-	-	-	3,844	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	8,523	23,197	25,182	20,717	10,110	87,729	9,042	23,197	24,675	20,424	9,975	87,313	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	32,321	97,956	248,086	199,037	14,284	591,684	34,868	97,956	233,822	195,209	14,138	575,993	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	5,690	17,255	46,472	3,134	-	72,551	5,959	17,255	45,805	3,128	-	72,147	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	864	2,348	7,441	8,075	915	19,643	908	2,348	7,441	8,075	915	19,687	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,483	4,509	12,474	7,242	-	25,708	1,632	4,509	12,162	7,212	-	25,515	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,010	9,148	25,278	13,904	-	51,340	3,191	9,148	24,661	13,849	-	50,849	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	702	2,173	2,279	-	-	5,154	723	2,173	2,279	-	-	5,175	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,760	3,568	-	-	-	5,328	1,769	3,568	-	-	-	5,337	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,977	5,687	-	-	-	7,664	1,992	5,687	-	-	-	7,679	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	15,862	48,132	132,441	135,200	17,492	349,127	17,610	48,132	119,881	130,865	17,188	333,676	Quarterly	4.01	2.82
0-E	P K AIRFINANCE	U.S.A.	US$	2,487	7,729	17,871	-	-	28,087	2,530	7,729	17,871	-	-	28,130	Monthly	3.45	3.45

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	24,595	76,431	-	-	-	101,026	24,830	76,431	-	-	-	101,261	Quarterly	6.00	6.00
	Total			393,003	789,300	1,924,054	1,634,602	2,176,154	6,917,113	431,469	803,680	1,876,183	1,617,827	2,186,165	6,915,324

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

	NEDERLANDSCHE
0-E	CREDIETVERZEKERING MAATSCHAPPIJ	Netherland	US$	148	452	689	-	-	1,289	153	452	689	-	-	1,294	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,243	6,906	76,107	-	-	86,256	3,723	6,906	76,107	-	-	86,736	Quarterly/ Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	757	2,317	3,206	-	-	6,280	777	2,317	3,206	-	-	6,300	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,855	160,076	-	-	-	169,931	10,409	159,876	-	-	-	170,285	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	306	1,100	2,385	2,694	7,010	13,495	399	1,100	2,385	2,694	7,010	13,588	Monthly	14.72	14.72
	Total			14,309	170,851	82,387	2,694	7,010	277,251	15,461	170,651	82,387	2,694	7,010	278,203

	Total consolidated			407,312	960,151	2,006,441	1,637,296	2,183,164	7,194,364	446,930	974,331	1,958,570	1,620,521	2,193,175	7,193,527

(b) Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2019	2,737,809	120,240	2,858,049

New contracts	629,170	12,123	641,293
Renegotiations	(176,836)	4,059	(172,777)
Payments	(395,620)	(27,054)	(422,674)
Accrued interest	121,937	8,604	130,541
Exchange differences	-	(103)	(103)
Cumulative translation adjustment	-	(414)	(414)
Other increases (decreases)	-	(2,182)	(2,182)
Changes	178,651	(4,967)	173,684

Closing balance as of September 30, 2019 (Unaudited)	2,916,460	115,273	3,031,733

Opening balance as October 1, 2019	2,916,460	115,273	3,031,733

New contracts	90,355	11,755	102,110
Renegotiations	135,301	8,149	143,450
Payments	(143,929)	(10,337)	(154,266)
Accrued interest	44,044	3,364	47,408
Exchange differences	-	1,717	1,717
Cumulative translation adjustment	-	(53)	(53)
Other increases (decreases)	-	58	58
Changes	125,771	14,653	140,424

Closing balance as of December 31, 2019	3,042,231	129,926	3,172,157

Opening balance as January 1, 2020	3,042,231	129,926	3,172,157
New contracts	-	50	50
Write off	(7,435)	(285)	(7,720)
Renegotiations	-	4,578	4,578
Payments	(126,582)	(29,419)	(156,001)
Accrued interest	121,553	7,353	128,906
Exchange differences	-	(12,372)	(12,372)
Cumulative translation adjustment	-	(36)	(36)
Other increases (decreases)	(696)	(2,248)	(2,944)
Changes	(13,160)	(32,379)	(45,539)
Closing balance as of September 30, 2020 (Unaudited)	3,029,071	97,547	3,126,618

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c) Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Accrued interest from the last date of interest rate swap	-	1,723	-	-	-	1,723
Fair value of interest rate derivatives	2,734	302	-	22	2,734	324
Fair value of fuel derivatives	-	-	-	-	-	-
Fair value of foreign currency derivatives	-	48,347	-	-	-	48,347
Total hedge derivatives	2,734	50,372	-	22	2,734	50,394

(d) Derivatives do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Derivative of foreign currency not registered as hedge	2,937	-		-	2,937	-
Total derived not qualify as hedge accounting	2,937	-	-	-	2,937	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	-	(22,662)
Interest rate swaps (2)	(2,734)	2,618
Fuel options (3)	-	48,542
Currency options R$/US$ (4)	-	(41)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the hedges resulted in the recognition of a non-financial asset, no portion of the result of derivatives recognized in equity was transferred to the initial value of that type of asset.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	(120,854)	40,691	(107)	14,403
Debit (credit) transferred from net equity to income during the period	(13,016)	(29,304)	14	(13,848)

See note 3.1 a) for reclassification to profit or loss for each hedging operation and Note 18 b) for deferred taxes relate

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,512,717	1,671,304
(b) Accrued liabilities at the reporting date	574,326	551,570
Total trade and other accounts payables	2,087,043	2,222,874

(a) Trade and other accounts payable:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,088,268	1,408,690
Other accounts payable	424,449	262,614
Total	1,512,717	1,671,304

The details of Trade and other accounts payables are as follows:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Suppliers technical purchases	197,710	145,973
Boarding Fee	170,769	234,070
Professional services and advisory	137,329	87,825
Aircraft Fuel	137,078	476,320
Handling and ground handling	133,170	114,163
Airport charges and overflight	113,546	81,459
Leases, maintenance and IT services	112,320	59,011
Other personnel expenses	109,135	93,490
Maintenance	81,685	42,202
Services on board	55,864	59,647
Marketing	41,117	60,850
Air companies	29,245	79,958
Crew	19,052	22,921
Land services	10,325	18,166
Achievement of goals	7,082	30,635
Jol Fleet	6,831	3,997
Others	150,459	60,617
Total trade and other accounts payables	1,512,717	1,671,304

(b) Liabilities accrued:

	As of	As of
	September 30	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	445,447	292,793
Accrued personnel expenses	88,003	118,199
Accounts payable to personnel (*)	7,960	91,153
Others accrued liabilities (**)	32,916	49,425
Total accrued liabilities	574,326	551,570

(*)	Profits and bonus participation (Note 23 letter b).

(**)	See Note 22.

The balances include the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 process on May 26, 2020, and July 08 for the LATAM certain subsidiaries in Brazil.

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	22,204	2,033	335,161	164,190	357,365	166,223
Civil contingencies	1,222	2,202	76,269	66,605	77,491	68,807
Labor contingencies	396	971	24,578	26,505	24,974	27,476
Other	-	-	17,000	19,886	17,000	19,886
Provision for European Commission investigation (2)	-	-	9,628	9,217	9,628	9,217

Provisions for onerous contracts (3)	-	-	44,000	-	44,000	-

Total other provisions (4)	23,822	5,206	506,636	286,403	530,458	291,609

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Based on market information on the drop in the price of some assets, a provision was made for onerous contracts associated with the purchase commitments of aircraft.

(4)	Total other provision as of September 30, 2020, and December 31, 2019, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (2)	Onerous Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	298,886	9,403	-	308,289
Increase in provisions	96,932	-	-	96,932
Provision used	(57,353)	-	-	(57,353)
Difference by subsidiaries conversion	(19,353)	-	-	(19,353)
Reversal of provision	(34,231)	-	-	(34,231)
Exchange difference	(456)	(442)	-	(898)
Closing balance as of September 30, 2019 (Unaudited)	284,425	8,961	-	293,386
Opening balance as of October 1, 2019	284,425	8,961	-	293,386
Increase in provisions	37,915	-	-	37,915
Provision used	(24,859)	-	-	(24,859)
Difference by subsidiaries conversion	8,589	-	-	8,589
Reversal of provision	(23,832)	-	-	(23,832)
Exchange difference	154	256	-	410
Closing balance as of December 31, 2019	282,392	9,217	-	291,609
Opening balance as of January 1, 2020	282,392	9,217	-	291,609
Increase in provisions	313,098	-	44,000	357,098
Provision used	(32,848)	-	-	(32,848)
Difference by subsidiaries conversion	(74,613)	-	-	(74,613)
Reversal of provision	(9,879)	-	-	(9,879)
Exchange difference	(1,320)	411	-	(909)
Closing balance as of September 30, 2020 (Unaudited)	476,830	9,628	44,000	530,458

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for ThUS $ 63, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5 on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine. Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of September 30, 2020 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A., For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,2 (eight million two hundred thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of September 30, 2020 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	1,867,422	2,689,083	818,291	851,383	2,685,713	3,540,466
Sales tax	3,476	2,556	-	-	3,476	2,556
Retentions	29,709	43,916	-	-	29,709	43,916
Other taxes	2,520	7,555	-	-	2,520	7,555
Dividends payable	-	57,129	-	-	-	57,129
Other sundry liabilities	17,015	34,982	-	-	17,015	34,982
Total other non-financial liabilities	1,920,142	2,835,221	818,291	851,383	2,738,433	3,686,604

Deferred Income Movement

						Adjustment
		Deferred income				application
				Loyalty		IAS 29,
	Initial	(1)		(accreditation	Expiration of	Argentina	Others	Final
	balance	Recognition	Use	and exchange)	tickets	hyperinflation	provisions	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2019 (Unaudited)	2,974,760	5,942,605	(5,831,769)	235,371	(70,529)	475	15,998	3,266,911
From October 1 to December 31, 2019	3,266,911	2,322,365	(1,871,242)	(110,823)	(85,906)	1,757	17,404	3,540,466
From January 1 to September 30, 2020 (Unaudited)	3,540,466	1,432,956	(2,027,829)	(189,759)	(66,653)	429	(3,897)	2,685,713

(1)	The balance includes, mainly, deferred income for services not provided as of September 30, 2020 and December 31, 2019; and to the programs of: LATAM Pass, LATAM Fidelidade and Multiplus:

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and income that the Company must incur or stop receiving, respectively, during the transition period until the implementation of the strategic alliance.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale.

The account receivable was derecognized and the interest of ThUS $ 5,932 was recognized in the item Financial Costs of the Consolidated Statement of Income.

(2)	As of September 30, 2020, Deferred Income includes ThUS $ 235,219 corresponding to the balance to be accrued from the committed compensation, which is recognized in the Revenue from ordinary activities of the Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 80,005 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Retirements payments	46,684	64,824
Resignation payments	7,642	9,722
Other obligations	19,273	19,024
Total liability for employee benefits	73,599	93,570

(a) The movement in retirements and resignation payments and other obligations:

		Increase (decrease) current		Actuarial
	Opening	service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2019 (Unaudited)	82,365	13,341	(3,553)	11,106	(8,066)	95,193
From October 1 to December 31, 2019	95,193	(2,097)	(837)	(470)	1,781	93,570
From January 1 to September 30, 2020 (Unaudited)	93,570	(19,943)	(5,769)	9,528	(3,787)	73,599

The principal assumptions used in the calculation to the provision in Chile are presented below:

	For the period ended
	September 30,
Assumptions	2020	2019
	Unaudited
Discount rate	2.55%	2,72%
Expected rate of salary increase	2.80%	4.50%
Rate of turnover	5.56%	6.04%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.8%	2.68%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20 years term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(4,321)	(7,257)
Change in the accrued liability an closing for decrease of 100 p.b.	4,757	5,365

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,479	4,989
Change in the accrued liability an closing for decrease of 100 p.b.	(4,189)	(7,159)

(b) The liability for short-term:

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Profit-sharing and bonuses (*)	7,960	91,153

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the 9 months period ended		For the 3 months ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	673,700	1,147,942	172,476	357,573
Short-term employee benefits	36,187	72,338	6,571	47,099
Termination benefits (*)	14,523	47,831	1,282	15,916
Other personnel expenses	51,894	86,913	15,808	26,184
Total	776,304	1,355,024	196,137	446,772

(*)	The termination benefits related to the reorganization after Chapter 11 are classified in Note 27, Restructuring activities expense.

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	September 30,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	385,239	412,710
Fleet (JOL)	208,037	190,225
Provision for vacations and bonuses	12,052	15,868
Other sundry liabilities	32,659	307
Total accounts payable, non-current	637,987	619,110

NOTE 25 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2020 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2019), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b) Subscribed and paid shares

During the year 2019, the Company fully reduced 466,832 shares pending placement and payment, corresponding to the authorized capital increase in the extraordinary shareholders meeting of August 18, 2016. Consequently, as of September 30, 2020, the statutory capital of the Company is demonstrated by 606,407,693 shares subscribed and paid.

The following table shows the movement of authorized and fully paid shares previously described above:

Movement of authorized shares

		Expired shares
		intended for compensation
	Opening	plans	Closing
Nro. Of shares	balance	and others	balance

From January 1 to September 30, 2019 (Unaudited)	606,874,525	-	606,874,525
From October 1 to December 31, 2019	606,874,525	(466,832)	606,407,693
From January 1 to September 30, 2020 (Unaudited)	606,407,693		606,407,693

Movement fully paid shares

			Cost of issuance
		Movement value	and placement	Paid- in
	No of	of shares (1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2019	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-	-	-	-
Paid shares as of December 31, 2019	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2020	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2020 period	-	-	-	-
Paid shares as of September 30, 2020 (Unaudited)	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c) Treasury stock

At September 30, 2020, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d) Reserve of share-based payments

Movement of Reserves of share-based payments:

	Opening	Stock option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2019 (Unaudited)	37,874	(1,450)	36,424
From October 1 to December 31, 2019	36,424	(135)	36,289
From January 1 to September 30, 2020 (Unaudited)	36,289	1,203	37,492

These reserves are related to the “Share-based payments” explained in Note 34.

(e) Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with minorities	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2019 (Unaudited)	2,638,916	(184,135)	(1,683)	2,453,098
From October 1 to December 31, 2019	2,453,098	-	(629)	2,452,469
From January 1 to September 30, 2020 (Unaudited)	2,452,469	(3,125)	(488)	2,448,856

Balance of Other sundry reserves comprise the following:

	As of	As of
	September 30	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(213,273)	(210,048)
Others	(6,183)	(5,795)
Total	2,448,856	2,452,469

(1) Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2) Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3) The balance as of September 30, 2020 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184.135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225).

(f) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Derivatives valuation gains (losses)	-	47,383	-	47,383
Deferred tax	-	534	-	534
Actuarial reserves by employee benefit plans	-	-	(11,106)	(11,106)
Deferred tax actuarial IAS by employee benefit plans	-	-	2,993	2,993
Translation difference subsidiaries	(330,680)	-	-	(330,680)
Closing balance as of September 30, 2019 (Unaudited)	(2,987,324)	38,584	(23,291)	(2,972,031)

Opening balance as of October 1, 2019	(2,987,324)	38,584	(23,291)	(2,972,031)
Derivatives valuation gains (losses)	-	18,497	-	18,497
Deferred tax	-	(189)	-	(189)
Actuarial reserves by employee benefit plans	-	-	471	471
Deferred tax actuarial IAS by employee benefit plans	-	-	(120)	(120)
Translation difference subsidiaries	97,037	-	-	97,037
Closing balance as of December 31, 2019	(2,890,287)	56,892	(22,940)	(2,856,335)

Opening balance as of January 1, 2020	(2,890,287)	56,892	(22,940)	(2,856,335)
Derivatives valuation gains (losses)	-	(119,676)	-	(119,676)
Deferred tax	-	1,244	-	1,244
Actuarial reserves by employee benefit plans	-	-	9,526	9,526
Deferred tax actuarial IAS by employee benefit plans	-	-	(2,688)	(2,688)
Translation difference subsidiaries	(905,572)	-	-	(905,572)
Closing balance as of September 30, 2020 (Unaudited)	(3,795,859)	(61,540)	(16,102)	(3,873,501)

(f.1) Cumulative translate difference

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2) Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(f.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g) Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2019 (Unaudited)	218,971	(36,626)	-	182,345
From October 1 to December 31, 2019	182,345	227,056	(57,129)	352,272
From January 1 to September 30, 2020 (Unaudited)	352,272	(3,583,410)	-	(3,231,138)

(h) Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2020	2019

Date of dividend	09/30/2020	12/31/2019
Amount of the dividend (ThUS$)	-	57,129
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	-	0.0942

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	2,257,693	6,527,954	121,044	2,340,297
Cargo	855,072	784,448	283,956	251,691
Total	3,112,765	7,312,402	405,000	2,591,988

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	839,170	2,185,227	109,674	717,320
Other rentals and landing fees (*)	526,933	936,644	128,215	310,419
Aircraft maintenance	302,115	316,562	68,297	104,551
Commission	72,132	166,573	10,137	59,800
Passenger services	81,096	191,309	12,565	62,734
Other operating expenses	1,012,876	938,567	252,477	318,774
Total	2,834,322	4,734,882	581,365	1,573,598

(*)	Lease expenses are included within this amount (See Note 2.21)

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	13,376	24,871	4,373	7,690
Rent concessions recognized directly in profit or loss	110	-	110	-
Total	13,266	24,871	4,263	7,690

(b) Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	833,399	1,020,195	270,934	355,044
Amortization	156,644	59,019	29,156	20,797
Total	990,043	1,079,214	300,090	375,841

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended September 30, 2020 is ThUS $ 202,813 and ThUS $ 320,458 for the same period 2019.

(c) Financial costs

The detail of financial costs is as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interest	187,700	233,136	54,832	82,598
Financial leases	35,472	45,842	10,193	15,184
Lease liabilities	131,094	136,657	42,959	45,782
Other financial instruments	16,389	10,423	6,522	2,249
Total	370,655	426,058	114,506	145,813

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d) Restructuring activities expenses

The Restructuring activities expenses are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Rejection of aircraft lease contract	247,899	-	25,564	-
Employee restructuring plan (*)	254,052	-	(539)	-
Legal and financial advice	45,870	-	32,604	-
Total	547,821	-	57,629	-

(*)	See note 2, letter c.

(e) Other (gains) losses

(Other gains) losses are detailed below:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Fuel hedging	82,487	-	1,808	-
Slot Write Off	36,896	-	-	-
Provision for onerous contract related to purchase commitment	44,000	-	-	-
Goodwill Impairment	1,728,975	-	-	-
Other	(14,389)	(6,969)	(7,192)	(5,042)
Total	1,877,969	(6,969)	(5,384)	(5,042)

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	-	36,172	-	-
Tours	20,787	77,519	806	25,395
Aircraft leasing	42,122	68,392	2,744	24,948
Customs and warehousing	17,710	20,006	6,833	6,336
Duty free	-	283	-	-
Maintenance	13,818	7,406	7,195	3,244
Other miscellaneous income (*)	229,939	38,145	90,354	13,189
Total	324,376	247,923	107,932	73,112

(*)	For 2020 Included in this amount is ThUS $ 62,000 from compensation of the cancellation of the purchase of 4 A350 aircraft from Delta Air Lines Inc and ThUS $ 9,240 to the early return of leased aircraft from Qatar Airways and ThUS $ 76,910 corresponding to compensation of Delta Air Lines Inc from JBA signed in 2019.

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of
	September 30,	As of December 31,
	2020	2019	2018	2017
	Unaudited
Argentine peso	76.17	59.83	37.74	18.57
Brazilian real	5.63	4.01	3.87	3.31
Chilean peso	788.15	748.74	694.77	614.75
Colombian peso	3,844.38	3,271.55	3,239.45	2,984.77
Euro	0.85	0.89	0.87	0.83
Australian dollar	1.40	1.43	1.42	1.28
Bolivian	6.86	6.86	6.86	6.86
Mexican peso	22.09	18.89	19.68	19.66
New Zealand peso	1.51	1.49	1.49	1.41
Peruvian new sol	3.60	3.31	3.37	3.24
Uruguayan peso	42.40	37.24	32.38	28.74

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	September 30,	December 31,
Current assets	2020	2019
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	172,173	242,624
Argentine peso	17,447	10,974
Brazilian real	11,580	9,407
Chilean peso	14,218	50,421
Colombian peso	2,273	5,971
Euro	9,721	21,927
U.S. dollar	88,577	77,933
Other currency	28,357	65,991

Other financial assets, current	14,359	47,328
Argentine peso	3	7
Brazilian real	4,540	17,395
Chilean peso	2,164	26,008
Colombian peso	118	138
U.S. dollar	6,524	2,795
Other currency	1,010	985

Other non-financial assets, current	48,288	81,521
Argentine peso	9,681	11,263
Brazilian real	3,316	20,553
Chilean peso	13,754	24,451
Colombian peso	109	61
Euro	2,508	2,878
U.S. dollar	1,068	5,140
Other currency	17,852	17,175

	As of	As of
	September 30,	December 31,
Current assets	2020	2019
	ThUS$	ThUS$
	Unaudited

Trade and other accounts receivable, current	188,941	501,006
Argentine peso	207	22,809
Brazilian real	1,331	1,457
Chilean peso	37,794	125,342
Colombian peso	36	545
Euro	6,481	32,711
U.S. dollar	127,716	257,421
Other currency	15,376	60,721

Accounts receivable from related entities, current	478	537
Chilean peso	10	42
U.S. dollar	468	495

Tax current assets	10,490	19,506
Argentine peso	429	1,560
Brazilian real	585	1,006
Chilean peso	3	1,111
Colombian peso	598	54
Euro	34	264
U.S. dollar	713	-
Peruvian sun	7,617	13,707
Other currency	511	1,804

Total current assets	434,729	892,522
Argentine peso	27,767	46,613
Brazilian real	21,352	49,818
Chilean peso	67,943	227,375
Colombian peso	3,134	6,769
Euro	18,744	57,780
U.S. Dollar	225,066	343,784
Other currency	70,723	160,383

	As of	As of
	September 30,	December 31,
Non-current assets	2020	2019
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	9,695	10,243
Argentine peso	2	-
Brazilian real	3,292	4,441
Chilean peso	61	65
Colombian peso	253	296
Euro	1,312	1,525
U.S. dollar	3,218	2,169
Other currency	1,557	1,747

Other non - financial assets, non-current	36,314	29,166
Argentine peso	43	54
Brazilian real	11,521	7,891
U.S. dollar	5,334	3
Other currency	19,416	21,218

Accounts receivable, non-current	4,554	4,722
Chilean peso	4,554	4,722

Deferred tax assets	3,081	3,339
Colombian peso	391	487
U.S. dollar	700	856
Other currency	1,990	1,996

Total non-current assets	53,644	47,470
Argentine peso	45	54
Brazilian real	14,813	12,332
Chilean peso	4,615	4,787
Colombian peso	644	783
Euro	1,312	1,525
U.S. dollar	9,252	3,028
Other currency	22,963	24,961

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	195,953	69,623	111,910	210,627
Argentine peso	2	1	-	2
Brazilian real	53	128	144	118
Chilean peso	30,075	42,625	63,000	15,229
Euro	140	145	247	339
U.S. dollar	165,669	26,676	48,496	194,896
Other currency	14	48	23	43

Trade and other accounts payables, current	1,260,170	1,338,123	28,895	10,091
Argentine peso	242,710	252,799	8,211	1,096
Brazilian real	94,400	59,837	20	320
Chilean peso	273,754	322,996	9,495	1,295
Colombian peso	19,586	2,558	1,003	868
Euro	166,227	113,733	871	484
U.S. dollar	324,301	480,129	3,750	4,263
Peruvian sol	22,810	24,197	5,433	1,447
Mexican peso	17,857	5,233	78	33
Pound sterling	31,493	20,289	3	119
Uruguayan peso	805	1,018	-	29
Other currency	66,227	55,334	31	137

Accounts payable to related entities, current	(93)	53	-	-
Chilean peso	-	53		-
U.S. dollar	(93)	-		-

Other provisions, current	1,610	2,079	-	-
Chilean peso	25	27	-	-
Other currency	1,585	2,052	-	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, copurrent	37,940	19,335	-	-
Argentine peso	108	348	-	-
Brazilian real	1,381	1,537	-	-
Chilean peso	4,439	705	-	-
Colombian peso	755	3,059	-	-
Euro	2,608	3,133	-	-
U.S. dollar	17,065	4,531	-	-
Other currency	11,584	6,022	-	-

Total current liabilities	1,495,580	1,429,213	140,805	220,718
Argentine peso	242,820	253,148	8,211	1,098
Brazilian real	95,834	61,502	164	438
Chilean peso	308,293	366,406	72,495	16,524
Colombian peso	20,341	5,617	1,003	868
Euro	168,975	117,011	1,118	823
U.S. dollar	506,942	511,336	52,246	199,159
Other currency	152,375	114,193	5,568	1,808

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
Non-current liabilities	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	247,177	366,889	7,601	12,915	360,881	376,535
Chilean peso	161,292	236,346	1,182	2,291	354,990	369,525
Brazillian real	378	700	-	40	-	-
Euro	470	550	1	141	-	-
U.S. dollar	84,924	128,820	6,418	10,308	5,891	7,010
Other currency	113	473	-	135		-

Accounts payable, non-current	115,818	151,254	-	-	-	-
Chilean peso	42,972	14,367	-	-	-	-
U.S. dollar	71,556	135,541	-	-	-	-
Other currency	1,290	1,346	-	-	-	-

Other provisions, non-current	35,026	36,615	-	-	-	-
Argentine peso	701	485	-	-	-	-
Brazillian real	18,353	20,538	-	-	-	-
Colombian peso	247	281	-	-	-	-
Euro	9,628	9,217	-	-	-	-
U.S. dollar	6,097	6,094	-	-	-	-

Provisions for employees benefits, non-current	58,985	80,628	-	-	-	-
Chilean peso	58,985	80,628	-	-	-	-

Total non-current liabilities	457,006	635,386	7,601	12,915	360,881	376,535
Argentine peso	701	485	-	-	-	-
Brazilian real	18,731	21,238	-	40	-	-
Chilean peso	263,249	331,341	1,182	2,291	354,990	369,525
Colombian peso	247	281	-	-	-	-
Euro	10,098	9,767	1	141	-	-
U.S. dollar	162,577	270,455	6,418	10,308	5,891	7,010
Other currency	1,403	1,819	-	135	-	-

	As of	As of
	September 30,	December 31,
General summary of foreign currency:	2020	2019
	ThUS$	ThUS$
	Unaudited
Total assets	488,373	939,992
Argentine peso	27,812	46,667
Brazilian real	36,165	62,150
Chilean peso	72,558	232,162
Colombian peso	3,778	7,552
Euro	20,056	59,305
U.S. dollar	234,318	346,812
Other currency	93,686	185,344

Total liabilities	2,461,873	2,674,767
Argentine peso	251,732	254,731
Brazilian real	114,729	83,218
Chilean peso	1,000,209	1,086,087
Colombian peso	21,591	6,766
Euro	180,192	127,742
U.S. dollar	734,074	998,268
Other currency	159,346	117,955

Net position
Argentine peso	(223,920)	(208,064)
Brazilian real	(78,564)	(21,068)
Chilean peso	(927,651)	(853,925)
Colombian peso	(17,813)	786
Euro	(160,136)	(68,437)
U.S. dollar	(499,756)	(651,456)
Other currency	(65,660)	67,389

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
Basic earnings / (loss) per share	2020	2019	2020	2019
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(3,583,410)	(36,626)	(573,123)	86,265
Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693
Basic earnings / (loss) per share (US$)	(5.90924)	(0.06040)	(0.94511)	0.14225

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
Diluted earnings / (loss) per share	2020	2019	2020	2019
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(3,583,410)	(36,626)	(573,123)	86,265
Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693
Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693	606,407,693
Diluted earnings / (loss) per share (US$)	(5.90924)	(0.06040)	(0.94511)	0.14225

NOTE 31 - CONTINGENCIES

I.	Lawsuits

1) Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. On November 11, 2019 there was a totally favorable decision for Tam Viagens S.A. The Municipio filed an appeal that is pending.	77,988

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines initiated a reorganization proceeding in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, filing a voluntary request for relief pursuant thereto (the “Chapter 11 Proceeding”), which grants an automatic stay of enforcement for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 affiliates individually filed a voluntary bankruptcy petition with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 11 of the United States Bankruptcy Code. Subsequently, on July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors”), including TAM Linhas Aereas S.A., filed voluntary bankruptcy applications with the Court pursuant to Chapter 11 of the United States Bankruptcy Code. The cases are pending ruling before the Honorable Judge James L. Garrity Jr. and are jointly administered under case number 20-11254. On September 18, 2020, LATAM Airlines Group S.A. received approval of the amended proposal on Debtor in Possession (DIP) financing submitted September 17, 2020 to the United States District Court for the Southern District of New York. The Court also issued an order setting December 18, 2020, as the general deadline for LATAM’s creditors to present evidence of their claim. The judge also extended the period during which LATAM has the exclusive right to submit a reorganization plan to January 29, 2021. Currently, various hearings have been held, the process is in force.	-0-

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies.	-0-

LATAM Airlines Perú S.A	INDECOPI	-	Request for a preventive bankruptcy process.	On May 27, 2020, LATAM Airlines Peru submitted a request for a preventive bankruptcy process before the Indecopi of Peru and is awaiting admission.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

2) Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,627 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine.

9,627

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).	-	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany). In the case of Germany, the suspension of the case has been requested, relying on the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN CARGO, S.A. in the United States (Chapter 11) in May 2020. The German Court has not yet ruled on this request.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer: ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	7,663

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. In the Court (TRF3) there was a decision that eliminated part of the debt. We must await a decision on the Treasury appeal.	10,191

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.
				In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$63,256. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.	63,256

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	19,047

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01	The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.
The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court.	47,786

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	13,674

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	16,819

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	28,814

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,130

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	14,870

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	10,646

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018.	22,872

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	52,611

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	12,540

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	87,958

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The decision is pending.	11,756

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	8,595

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	11,519

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense.	7,948

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019. On 04/30/2020, we were notified of the unfavorable court ruling in the first instance, filing an appeal. Currently, we expect the case to be heard by the Court of Appeals.	10,988

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	8,410

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense	7,939

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	7,512

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020	30,772

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

LATAM Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. On April 6, 2020 the Court issued a Temporary Suspension Order given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The parties must notify the Court monthly of the possibility of moving forward. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The decision is pending.	9,341

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). Se encuentra aguardando la decisión	10,858

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	10,648

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	10,386

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	9,496

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	11,113

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	9,312

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	8,808

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade).	24,262

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending.	13,861

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending.	8,400

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending.	8,917

LATAM Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined.

				New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On September 16, 2020, the Borrowers filed their objection against CONADECUS’ appeal and the Official Unsecured Creditors Committee presented a statement in support of the Borrowers’ position. On September 18, 2020, the Bankruptcy Court postponed CONADECUS’ motion until the hearing on November 18, 2020. The Borrowers reserved the right to submit an answer, if necessary, before any continuance of the hearing.	-0-

LATAM Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. The Court admitted the answer and convened the parties to a reconciliation hearing on October 1, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020, to become a party and oppose the settlement, which the Court served to LATAM to give LATAM the opportunity to answer CONADECUS’s motion. The amount at the moment is undetermined.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at September 30, 2020, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company, which as of this date are not quantifiable.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. The last move in the cause Role No. 2530-19 leading this investigation corresponds to the response to a trade in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in the cause Role No. 2565-19 leading this investigation corresponds to a statement on September 11, 2019

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus USD 564,753, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available.

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) advising of the start of an investigation into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. (Case number 2585-19). The Company is cooperating in this investigation.

NOTE 32 - COMMITMENTS

(a) Commitments for loans obtained

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of September 30, 2020, this line of credit is fully used.

As of September 30, 2020, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the financing agreements of the Company generally establish clauses regarding changes in the ownership structure and in the controller and disposition of assets (which mainly refers to significant transfers of assets).

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property.

Accordingly, counterparties are stayed from taking any actions as a result of such purported defaults. Specifically, the financing agreements of the Company generally establish that the filing of bankruptcy or similar proceedings constitute an event of default, which are unenforceable under the Bankruptcy Code. At the date of the issuance of these financial statements, the Company has not received notices of termination of financing arrangements, based on such an event of default.

On September 29, 2020 the company signed the so-called “DIP Financing”, which contemplates minimum liquidity restrictions of at least US $ 400 million at a consolidated level.

LATAM’s obligations towards the creditors of the DIP Financing enjoy a recognized administrative super preference in accordance with Chapter 11 of the Bankruptcy Code of the United States of America with respect to other liabilities, of the company and of the entities of its business group that are subject to the Chapter 11 procedure (“Affected Subsidiaries”), prior to the initiation of the procedure under Chapter 11.

Likewise, in order to secure the credits under the DIP Financing, LATAM and the Affected Subsidiaries will grant certain guarantees, including, but not limited to, (i) in rem guarantees to be constituted on certain specific assets, such as spare engines, inventory replacement, shares in certain subsidiaries, among others, in accordance with the laws of the jurisdictions in which they are located, (ii) personal guarantees of the Affected Subsidiaries and (iii) a general in rem guarantee on LATAM and the Affected Subsidiaries assets other than certain “Excluded Assets” that include, among other things, aircraft and the “Carve-Out” that includes, among other things, certain funds allocated to expenses of the procedure under Chapter 11.

(b) Other commitments

At September 30, 2020 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty six letters of credit	166,375	Nov-08-20
Instituto Nacional de Defensa de la Compentencia y de la Protección	Latam Airlines Perú S.A.	Thirty letters of credit	1,037	Oct-03-20
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Four letters of credit	3,191	Nov-15-20
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Eight letters of credit	4,090	Apr-05-21
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,682	Mar-29-21
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Group S.A.	One letter of credit	1,500	Jun-18-21
Metropolitan Dade County	Latam Airlines Group S.A.	Seven letters of credit	2,282	Apr-09-21
Numinous LLC	Latam Airlines Group S.A.	One letter of credit	963	Oct-15-20
BBVA	Latam Airlines Group S.A.	One letter of credit	4,476	Dec-29-20
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan-27-21
Sociedad Concesionaria Pudahuel S.A.	Latam Airlines Group S.A.	Sixteen letters of credit	2,153	Dec-31-20
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Five letters of credit	2,071	Dec-29-20
Procon	Tam Linhas Aéreas S.A.	Eleven insurance policy guarantee	12,922	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	Six insurance policy guarantee	54,848	Nov-09-21
Procuradoria da Fazenda Nacional	Tam Linhas Aéreas S.A.	One letter of credit	6,187	Aug-10-21
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	1,369	Sep-23-24
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	2,348	Jun-25-23
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,402	May-29-25
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	2,779	Jul-05-23
Vara Civel Campinas SP	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,518	Jun-14-24
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	An letter of credit	1,300	Jan-10-21
7ª Turma do Tribunal Regional Federal da 1ª Região	Tam Linhas Aéreas S.A.	An insurance policy guarantee	42,876	Apr-20-23
Vara de Execuções Fiscais Estaduais da Comarca de São Paulo	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	11,189	Jul-05-23
Unia o Federal	ABSA Linhas Aereas Brasileira S.A.	Four insurance policy guarantee	34,018	Feb-20-22
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S.A.	An insurance policy guarantee	1,831	Feb-20-21
Tribunal de Justição de São Paulo.	ABSA Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	5,310	Sep-23-24
7ª Turma do Tribunal Regional Federal da 1ª Região	ABSA Linhas Aereas Brasileira S.A.	An insurance policy guarantee	1,672	May-07-23
			381,689

Letters of credit related to assets for right of use are included in Note 17 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a) Details of transactions with related parties as follows:

		Nature of				For the 9 months
		relationship		Nature of		period ended
		with	Country	related parties		As of September 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2020	2019
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	3	12
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services provided of cargo transport	CLP	-	556
				Services received from National and International Courier	CLP	-	(3)
				Sales commissions incurred	CLP	-	(218)
				Services received advertising	CLP	(206)	(799)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	13	48
76.335.600-0	Parque de Chile S.A.	Related director	Chile	Tickets sales	CLP	-	9
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	4	3
Foreign	Patagonia Seafarms INC	Related director	Chile	Services provided of cargo transport	US$	34	-
Foreign	TAM Aviação Executiva e Taxi	Common shareholder	Brazil	Services provided	BRL	12	45
				Services provided	BRL	-	2
				Services received at airports	BRL	-	(10)
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided airplane redelivery	US$	22,215	24,480
				Interlineal received service	US$	(3,330)	(2,034)
				Interlineal provided service	US$	2,368	3,451
				Services provided of handling	US$	1,008	952
				Services provided / received others	US$	9,240	-
				Other services received/provided	US$	853	1,200
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	Interlineal received service	US$	(3,543)	-
				Interlineal provided service	US$	3,705	-
				Compensation for cancellation of aircraft purchase	US$	62,000	-
				Maintenance services received	US$	(1,313)	-
				Services provided / received others	US$	3	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Remuneration	6,111	10,478	1,970	3,329
Management fees	173	305	80	119
Non-monetary benefits	1,607	1,228	154	454
Short-term benefits	13,306	26,739	2	4,229
Long-term benefits	-	8,577	-	-
Share-based payments	-	3,296	-	-
Termination benefits	4,509	834	101	516
Total	25,706	51,457	2,307	8,647

NOTE 34 - SHARE-BASED PAYMENTS

(a) LP2 compensation plans (2019-2020)

The Company implemented a long-term retention plan for executives, which lasted until March 2020, with a period of enforceability between October 2019 and March 2020, which consists of an extraordinary bonus whose calculation formula is based on the variation of the value experienced by the LATAM Airlines Group SA share for a certain period of time.

This Compensation Plan is completed (as of April 2020) and without provision, since the action price required for collection is below the initial target.

(b) LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 35 - STATEMENT OF CASH FLOWS

(a) The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b) Other inflows (outflows) of cash:

	For the period ended
	September 30,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Fuel hedge	(46,001)	2,165
Hedging margin guarantees	18,651	-
Tax paid on bank transaction	(793)	(1,700)
Fuel derivatives premiums	(2,699)	(11,286)
Bank commissions, taxes paid and other	(5,740)	(4,519)
Guarantees	(41,612)	1,006
Court deposits	38,476	(18,243)
Delta	62,000	150,000
Total Other inflows (outflows) Operation flow	22,282	117,423

Tax paid on bank transaction	(2,192)	(1,921)

Total Other inflows (outflows) Investment flow	(2,192)	(1,921)

Settlement of derivative contracts	(107,788)	(2,613)
Aircraft Financing advances	-	(55,728)
Total Other inflows (outflows) Financing flow	(107,788)	(58,341)

(c) Dividends:

	For the periods ended
	September 30,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Latam Airlines Group S.A.	-	(54,580)
Latam Airlines Perú S.A. (*)	(571)	(536)
Total dividends paid	(571)	(55,116)

(*)	Dividends paid to minority shareholders

(d) Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non cash-Flow Movements		As of
	December 31,	Obtainment	Payment		Interest accrued		September 30,
Obligations with financial institutions	2019	Capital	Capital	Interest	and others (*)	Reclassifications	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	341,475	165,000	(359,000)	(4,140)	5,221	-	148,556
Bank loans	217,255	265,627	(4,870)	(2,397)	2,738	-	478,353
Guaranteed obligations	2,157,327	192,972	(48,576)	(21,163)	(798,968)	(137,720)	1,343,872
Other guaranteed obligations	580,432	626,506	(38,713)	(8,601)	24,450	-	1,184,074
Obligation with the public	2,064,934	-	(774)	(55,613)	77,202	-	2,085,749
Financial leases	1,730,843	-	(233,395)	(40,261)	28,852	137,720	1,623,759
Other loans	101,261	-	(101,026)	(1,151)	916	-	-
Lease liability	3,172,157	-	(113,741)	(42,259)	110,461	-	3,126,618
Total Obligations with financial institutions	10,365,684	1,250,105	(900,095)	(175,585)	(549,128)	-	9,990,981

	As of	Cash flows			Non cash-Flow Movements		As of
	December 31,	Obtainment	Payment		Interest accrued		September 30,
Obligations with financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	400,721	64,000	(87,000)	(10,461)	8,278	-	375,538
Bank loans	222,741	158,850	(106,139)	(7,903)	5,900	-	273,449
Guaranteed obligations	2,534,021	180,390	(197,190)	(70,244)	(629,481)	-	1,817,496
Other guaranteed obligations	673,452	-	(69,317)	(22,215)	21,938	-	603,858
Obligation with the public	1,553,079	1,010,730	(231,490)	(94,484)	103,759	-	2,341,594
Financial leases	1,624,854	-	(376,857)	(53,605)	752,283	-	1,946,675
Other loans	252,858	27,864	(153,446)	(7,752)	7,127	-	126,651
Lease liability	2,858,049	-	(292,082)	(130,542)	596,308	-	3,031,733
Total Obligations with financial institutions	10,119,775	1,441,834	(1,513,521)	(397,206)	866,112	-	10,516,994

(*)	Accrued interest and others, includes ThUS$ (855,915), associated with the rejection of fleet contracts. This amount includes ThUS$ (851.403) of Other secured obligations and ThUS$ (4,512) of financial leases.

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the periods ended
	September 30,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Increases (payments)	(31,803)	(53,027)
Recoveries	8,157	206,568
Total cash flows	(23,646)	153,541

(f) Additions of property, plant and equipment and Intangibles

	For the periods ended
	At September 30,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	264,354	588,170
Additions associated with maintenance	137,890	305,937
Other additions	126,464	282,233

Purchases of intangible assets	48,308	62,842
Other additions	48,308	62,842

(g)  The net effect of the application of hyperinflation in the consolidated cash flow statement for the period ended September 30 corresponds to:

	For the periods ended
	September 30,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	8,851	71,609
Net cash flows from (used in) investment activities	(3,233)	53,888
Net cash flows from (used in) financing activities	-	(45,680)
Effects of variation in the exchange rate on cash and cash equivalents	(5,618)	(79,817)
Net increase (decrease) in cash and cash equivalents	-	-

The Company has revised its consolidated statement of cash flows for the period ended September 30, 2019 to correct the classification of its cash flows related to “Payment for changes in ownership interest in subsidiaries that do not result in loss of control”. This revision resulted in an increase in net cash used in financing activities of $294 million for the period ended September 30, 2019 and a decrease in cash used in investing activities in the same amount. This revision does not impact the Company’s previously reported net change in cash and cash equivalents for the period ended September 30, 2019 and does not impact the Company’s consolidated statement of financial position or consolidated statement of income.

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A is committed to sustainable development seeking to generate social, economic and environmental value for the countries where it operates and for all its stakeholders. The company manages environmental issues at the corporate level, centralized in the Corporate Affairs and Sustainability Management. The company is committed to monitoring and mitigating its impact on the environment in all of its ground and air operations, being a key actor in the solution and search for alternatives to face the challenge of climate change.

Some of the functions of the Corporate Affairs and Sustainability Management in environmental issues, together with the various areas of the company, is to ensure that environmental legal compliance is maintained in all the countries where it is present and in 100% of its operations, to implement and to maintain a corporate environmental management system, to use non-renewable resources such as jet fuel efficiently, to dispose of its waste responsibly, and to develop programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental, social and economic benefits for the company and its environment.

Within the current sustainability strategy, the environment dimension is called Climate Change, and its objective is for the company to assume a leadership role in the region in this area, for which it works on the following aspects:

i.	Implementation of management systems and environmental certifications
ii.	Promotion of a circular economy
iii.	Measurement and management of the corporate carbon footprint
iv.	Development of sustainable alternative fuels and energy

This is how, during the first three quarters of 2020, the company worked on the following initiatives:

-	Maintenance of the certification of the international standard ISO 14001 in the cargo operation in Miami.
-	Maintenance of the stage 2 certifications of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of six airlines in the world that have this certification
-	Maintenance of stage 1 certification of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is the domestic and international operations of Colombia
-	Response to the DJSI (Dow Jones Sustainability Index) questionnaire
-	Neutralization of domestic air operations in Colombian operations
-	Incorporation of 100% electrical energy from renewable sources in the facilities of the maintenance base and the corporate building of operations in Chile
-	Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile.
-	Verification of company emissions under the EU-ETS and CORSIA schemes.

It is highlighted that LATAM Airlines Group maintains its inclusion for the sixth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this group. Likewise, it appears as leader in the DJSI MILA (Latin American Integrated Market) index.

During the last trimester of 2020, the company will work on a new sustainability strategy that allows it to respond to the new challenges it is facing, focusing on Climate Change, seeking carbon neutrality in the long term. Once this strategy is completed, the new commitments and goals to which LATAM Airlines Group S.A. will commit will be made public.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

1) On September 29, 2020, LATAM and certain entities of its business group that are part of the reorganization process of LATAM in the United States and the other parties interested in the financing proposal approved by the Bankruptcy Court of the Southern District of New York, signed a contract called the Super-Priority Debtor-InPossession Term Loan Agreement (the “DIP Credit Agreement”) for an amount of up to US $ 2,450 million.

On October 8, 2020, the first disbursement under the DIP Credit Agreement for an amount of US $ 1,150 million has taken place.

During October 2020, the following guarantees associated with the DIP Credit Agreement were perfected: (i) In Brazil: guarantees with respect to two engines, shares of TAM Linhas Aéreas S.A., ABSA Aerolinhas Brasileiras S.A., Fidelidade Viagens e Turismo S.A., Prismah Fidelidade Ltda., TP Franchising Ltda. and Multiplus Corretora de Seguros Ltda., accounts receivable, accounts receivable with respect to the frequent flyer program with Banco Itaú (ii) In Colombia: guarantees with respect to one engine, shares of Aerovías de Integración Regional, AIRES S.A and Línea Aérea Carguera de Colombia S.A., (iii) In Ecuador: guarantees in respect of shares of LATAM-Airlines Ecuador S.A, and (iv) In United States of America: guarantees with respect to engines and real estate in Florida.

On November 6, 2020, Toesca Deuda Privada DIP LATAM Fondo de Inversión, representing non controlling shareholders and local bondholders, committed additional funds of US$ 150 million for tranche C of the DIP financing, which were raised through a LarrainVial auction on November 2.

2) On October 1, 2020, the court extends the deadline to present the balance plan until January 29, 2021.

3) On October 20, 2020, in accordance with Chapter 11 Procedure, the court for the South District of New York of the United States approved a motion to reject 5 aircraft (4 aircraft registered under IFRS 16 as right of use assets and 1 aircraft registered as financial leasing, included in Property, plant and equipment).

After September 30, 2020 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2020, have been approved in the Extraordinary Board Session of November 06, 2020.